Financial Results for the Three-Month Period (1Q) Ended June 30, 2008

The summary of this document (unaudited) has been translated from the original Japanese document released on July 30, 2008 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Listing: Tokyo Stock Exchange
Stock Code: 8574
URL: http://www.promise.co.jp/english/ir/
President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515
Reporting Date of Three-Month Period Financial Statements (Planned): August 13, 2008

(In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places)

1. Consolidated Financial Results for the Three-Month Period Ended June 30, 2008 (Apr. 1, 2008 – Jun. 30, 2008)

(1) Consolidated Operating Results (Accumulated total)

(Note: Percentages represent percentage changes from the previous period and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Three-Month Period Ended Jun. 30, 2008	104,168	—	19,713	—	20,219	—	11,901	—
Three-Month Period Ended Jun. 30, 2007	87,231	(8.5)	8,439	(28.0)	8,920	(28.4)	6,623	4.4

	Net income per share	Diluted net income (loss) per share
	Yen	Yen
Three-Month Period Ended Jun. 30, 2008	93.84	—
Three-Month Period Ended Jun. 30, 2007	52.23	—

SUPPL

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Three-Month Period Ended Jun. 30, 2008	1,940,775	426,731	19.9	3,047.16
Mar. 31, 2008	2,019,055	418,885	18.8	2,991.03

Reference: Shareholders' equity Three-month period ended Jun. 30, 2008: 386,433 million yen
Year ended Mar. 31, 2008: 379,316 million yen

2. Dividends

	Cash dividends per share				
Record Dates	Three-month Period	First half-end	Nine-month Period	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Year ended Mar. 31, 2008	—	20.00	—	20.00	40.00
Year ended Mar. 31, 2009	—				
Year ending Mar. 31, 2009 (Planned)		20.00	—	20.00	40.00

Note: Revisions for planned dividends during the three-month period ended June 30, 2008: No

3. Forecast for Fiscal Year Ending March 2009 (Apr. 1, 2008 – Mar. 31, 2009)

(Percentages are year-on-year changes for the first-half period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
First-half period ending Sept. 30, 2008	206,300	—	16,632	—	16,169	—	3,600	—	28.38
Year ending Mar. 31, 2009	397,979	1.7	41,013	(34.9)	40,964	(36.3)	13,000	(18.5)	102.50

Note: Revisions for forecast for Fiscal Year Ending March 2009 during the three-month period: None

4. Others

(1) Changes in significant subsidiaries during the three-month period ended March 31, 2009. (Changes in subsidiaries affecting the scope of consolidation): No

(2) Simplified accounting methods and special accounting methods used for preparation of quarterly consolidated financial statements: Yes

Note: Please see "4. Others of [Results of Operations and Financial Condition]" on page 3 for more information.

(3) Revisions in accounting rules, procedures and presentations concerning preparation of quarterly consolidated financial statements (Revisions to be written in significant items concerning the basis for preparing quarterly consolidated financial statements)

1. Revisions involving changes to accounting standards: Yes
2. Other revisions: No

Note: Please see "4. Others of [Results of Operations and Financial Condition]" on page 3 for more information.

(4) Number of shares outstanding (Common shares)

1. Shares issued and outstanding (including treasury stock)
   Three-month period ended June 30, 2008: 134,866,665 Year ended March 31, 2008: 134,866,665
2. Treasury stock
   Three-month period ended June 30, 2008: 8,049,140 Year ended March 31, 2008: 8,048,944
3. Avarage number of shares (three-month period of the fiscal year)
   Three-month period ended June 30, 2008: 126,817,650 Three-month period ended June 30, 2007: 126,818,289

Explanation of proper use of forecasts and other important items

1. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.
2. Beginning with the current fiscal year, Promise is using the "Accounting Standards for Quarterly Consolidated Financial Statements" (Accounting Standards Board of Japan Statement No. 12) and "Implementation Guidance for Accounting Standards for Quarterly Consolidated Financial Statements" (Accounting Standards Board of Japan Implementation Guidance No. 14). In addition, the quarterly consolidated financial statements have been prepared in accordance with "Rules for Quarterly Consolidated Financial Statements."

[Results of Operations and Financial Condition]

1. Results of Operations

During the three-month period ended June 2008, Japan's economic recovery came to a halt as weak corporate earnings and lackluster personal income levels offset the positive effect of growing exports. Furthermore, the Japanese economy may be on the verge of a downturn. One reason is concerns about a U.S. recession resulting from the subprime loan crisis. Recent trends in stock and foreign exchange markets and the sharp increase in the cost of crude oil are further indications of a possible economic downturn in Japan.

In the consumer finance industry, companies continued to face an extremely challenging operating environment. Companies were significantly altering their business portfolios and restructuring operations by closing unprofitable branches, cutting workforces and taking other actions. These changes are forcing many small- and medium-sized consumer finance companies to shut down their operations.

The Promise Group is taking many actions in response to the rapid changes in market conditions. The core strategies are rebuilding the consumer finance business and diversifying the profit structure. The objectives are to build a sound earnings base and establish new sources of growth. In the three-month period, consolidated performance benefited from conclusion of the operations of SANYO SHINPAN and from an improvement in the performance of the loan guarantee and other businesses associated with consumer finance. These contributions more than offset a decrease in non-consolidated interest on consumer loans at Promise. In addition, earnings benefited from cost-reduction programs. As a result, three-month period consolidated operating income increased 19.4% to 104,168 million yen, operating profit increased 126.7% to 20,219 million yen and net income increased 79.7% to 11,901 million yen.

2. Financial Condition

Current assets totaled 1,748,258 million yen at the end of the three-month period, 4.1% less than at the end of March 2008. This was attributable to declines of 47,464 million yen in short-term loans receivable and 41,042 million yen in consumer loans receivable.

Fixed assets decreased 1.4% to 192,516 million yen. There were declines of 816 million yen in property and equipment and 1,798 million yen in intangible fixed assets and other factors.

Compared with the end of March 2008, total assets decreased 3.9% to 1,940,775 million yen.

Current liabilities decreased 6.3% to 602,581 million yen mainly because of declines of 18,029 million yen in short-term borrowings and 18,000 million yen in corporate bonds scheduled for redemption within one year.

Long-term liabilities decreased 4.8% from the end of the previous fiscal year to 911,462 million yen. This was primarily attributable to declines of 27,117 million yen in long-term loans payable and 10,095 million yen in corporate bonds.

Total liabilities decreased 5.4% during the three-month period to 1,514,043 million yen.

Net assets increased 1.9% from the end of the previous fiscal year to 426,731 million yen. The primary cause was an increase of 9,379million yen in retained earnings.

3. Forecasts for Fiscal Year Ending March 2009

The operating environment for the Promise Group is expected to be challenging in the fiscal year ending March 2009. However, there are no revisions to the first half and fiscal year forecasts announced on May 8, 2008 since the three-month period operating income was about the same as initially planned.

4. Others

(1) Changes in significant subsidiaries during the three-month period ended June 30, 2008
(Changes in subsidiaries affecting the scope of consolidation): No

(2) Simplified accounting methods and special accounting methods used for preparation of quarterly financial statements

1) Simplified accounting methods
Method for calculating deferred tax assets
Deferred tax assets were calculated using the same earnings forecast and tax planning as was used at the end of the previous fiscal year to determine the likelihood that these assets can be

recovered. This is because there has been no significant change in the operating environment since the end of the previous fiscal year and no significant change in the occurrence of one-time differences.

Allowance for severance indemnities for employees
Allowance for severance indemnities for employees was calculated by dividing retirement benefits in portion as of the beginning of the year and posting the respective amont in quarterly period as well as in accumulated period from the beginning of the year.

2) Special accounting method used for quarterly consolidated financial statements
Not applicable

(3) Revisions in accounting principles, procedures and presentations used for quarterly consolidated financial statements

1) Accounting standard for quarterly consolidated financial statements
Beginning with the current fiscal year, Promise is using the "Accounting Standards for Quarterly Financial Statements" (Accounting Standards Board of Japan Statement No. 12) and "Implementation Guidance for Accounting Standards for Quarterly Financial Statements" (Accounting Standards Board of Japan Implementation Guidance No. 14). In addition, the quarterly financial statements have been prepared in accordance with "Rules for Quarterly Consolidated Financial Statements."

2) Current treatment for accounting purposes of foreign subsidiaries for consolidated financial statements
Beginning with the current fiscal year, Promise is using "Current Treatment for Accounting Purposes of Foreign Subsidiaries for Consolidated Financial Statements" (Accounting Standards Board of Japan, May 17, 2006, Practical Solution Report No. 18) and has made the required revisions to the consolidated financial statements. Adoption of this practical solution did not result in significant differences in operating profit, recurring profit or net income before income taxes and minority interests compared with the previous accounting method.

5. Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	Three-Month Period Ended Jun. 30, 2008	Fiscal Year Ended Mar.31, 2008
	Amount	Amount
(Assets)		
Current assets		
Cash and deposits	112,150	122,994
Notes and accounts receivable	571	612
Consumer loans receivable: Principal	1,706,693	1,747,736
Installment receivable	71,049	65,767
Marketable Securities	16,400	11,000
Purchased receivable	26,288	27,298
Short-term loans receivables	39,834	87,298
Deferred tax assets	42,122	46,058
Claim for indemnities	22,767	22,333
Other	35,625	36,365
Allowance for credit losses	(325,243)	(343,576)
Total current assets	1,748,258	1,823,888
Fixed assets		
Property and equipment	70,831	71,648
Intangible fixed assets		
Goodwill	58,982	60,576
Other	17,141	17,345
Total intangible fixed assets	76,124	77,922
Investments and advances		
Investment in securities	29,109	28,389
Other	16,451	17,206
Total investments and advances	45,561	45,596
Total fixed assets	192,516	195,166
Total assets	1,940,775	2,019,055
(Liabilities)		
Current liabilities		
Short-term borrowings	219,463	237,492
Bonds scheduled for redemption within one year	20,200	38,200
Commercial paper	30,000	25,000
Current portion of long-term debt	186,259	189,195
Accrued bonuses to employees	2,671	4,047
Accruals for debt guarantees	14,829	14,902
Allowance for losses on interest repayments	87,807	87,693
Other	41,350	46,447
Total current liabilities	602,581	642,979
Long-term liabilities		
Corporate bonds	326,624	336,720
Long-term debt	391,318	418,435
Accrued severance indemnities	4,507	4,005
Allowance for retirement benefits for directors and corporate auditors	328	339
Allowance for losses on interest repayments	186,598	196,194
Other	2,085	1,496
Total long-term liabilities	911,462	957,191
Total liabilities	1,514,043	1,600,170

(Continued) (Millions of yen)

Classification	Three-Month Period Ended Jun. 30, 2008	Fiscal Year Ended Mar.31, 2008
	Amount	Amount
(Net assets)		
Shareholders' equity		
Common stock	80,737	80,737
Capital surplus	138,413	138,413
Retained earnings	226,706	217,327
Treasury stock	(57,424)	(57,424)
Total shareholders' equity	388,432	379,054
Revaluation and translation adjustments		
Net unrealized gain on securities	788	96
Net deferred hedge gains and losses	0	(7)
Foreign currency translation adjustments	(2,787)	172
Total valuation and translation adjustments	(1,998)	262
Minority interests	40,297	39,568
Total net assets	426,731	418,885
Total liabilities and net assets	1,940,755	2,019,055

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	Three-Month Period (Apr.1, 2008 –Jun.30, 2008) Amount
Operating income	
Interest on consumer loans	87,364
Other financial income	153
Sales	112
Other	16,538
Total operating income	104,168
Operating expenses	
Financial expenses	5,587
Cost of sales	73
Other	78,793
Total operating expenses	84,455
Operating profit	19,713
Non-operating income	
Interest and dividend income on investments	527
Equity in net gain of affiliated companies	345
Other	165
Total non-operating income	1,038
Non-operating expenses	
Interest expense	379
Other	152
Total non-operating expenses	531
Recurring profit	20,219
Extraordinary income	
Gain on sales of property and equipment	8
Gain on sales of investment in securities	5
Total extraordinary income	14
Extraordinary losses	
Loss on revision for losses of previous year	63
Loss on disposal of property and equipment	86
Loss on sales of property and equipment	25
Loss on valuation of investments in subsidiaries	1,218
Other	103
Total extraordinary losses	1,496
Income before income taxes and minority interests	18,737
Income taxes Current	2,169
Deferred	3,837
Total income taxes	6,007
Minority interests in net income of consolidated subsidiaries	828
Net income	11,901

Beginning with the current fiscal year, Promise is using the "Accounting Standards for Quarterly Consolidated Financial Statements" (Accounting Standards Board of Japan Statement No. 12) and "Implementation Guidance for Accounting Standards for Quarterly Consolidated Financial Statements" (Accounting Standards Board of Japan Implementation Guidance No. 14). In addition, the quarterly consolidated financial statements have been prepared in accordance with "Rules for Quarterly Consolidated Financial Statements."

(3) Note for Conditions for Going Business

Not applicable

(4) Note for Significant Changes on Shareholders' Equity

Not applicable

6. Other Information

(1) Operating Income

(Millions of yen)

Classification		Three-Month Period (Apr.1, 2008 - Jun.30, 2008) Amount	%
Operating income from financing business	Interest on consumer loans	87,364	83.9
	Collection of written-off loans	2,127	2.0
	Fees and commissions	2,031	2.0
	Collection of purchased receivables	4,386	4.2
	Loan guarantee revenues	5,988	5.8
	Other financial revenues	153	0.1
	Subtotal	102,051	98.0
Operating income from other businesses	Sales	112	0.1
	Other	2,004	1.9
	Subtotal	2,116	2.0
Total		104,168	100.0

Note: Within Operating income from financing business, Collection of written-off loans, Fees and commissions, Collection of purchased receivables, Loan guarantee revenues and Other in Operating income from other businesses, quarterly statements of income under Other operating income.

(2) Other Indicators

Classification		Three-Month Period Ended Jun. 30, 2008
Consumer loans outstanding		1,710,956
(Millions of yen)	Unsecured loans	1,695,651
	Secured loans	15,304
Number of customers		3,263,180
	Unsecured loans	3,259,425
	Secured loans	3,755
Number of branches		2,105
	Staffed branches	361
	Unstaffed branches	1,744
Number of automated contract machines		2,071
Number of ATMs		2,333
Number of loan processing machines		363
Number of employees		5,880
Loan losses (Millions of yen)		45,751
Allowance for credit losses (Millions of yen)		325,620
Net income per share (Yen)		93.84
Net assets per share (Yen)		3,047.16

Notes:
1. Consumer loans outstanding includes off-balance-sheet loans of 4,263 million yen that have been securitized and sold.
2. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
3. Number of automated contract machines is the total number of automated contract machines installed.
4. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
5. Loan losses include losses on claims for indemnity and installment receivables.
6. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

(3) Note

(Subsequent Event)

Three-Month Period Ended June. 30, 2008 (Apr. 1, 2008 – Jun. 30, 2008)
The Board of Directors of Promise Co., Ltd. meeting on July 8 and July 9, 2008, approved a resolution to issue Euro yen-denominated zero-coupon convertible bonds (*tenkanshasaigata shinkabu yoyakuken-tsuki shasai*) due 2015. The details are as follows: 1. Aggregate issue amount: 42,000 million yen 2. Issue price: 100% of face value (face value: 10 million yen) 3. Subscription price: 102.5% of face value 4. Redemption price: 100% of face value 5. Interest rate: Zero coupon 6. Maturity: July 24, 2015 7. Payment and issue date: July 24, 2008 8. Use of proceeds: The Company intends to use the net proceeds from the issue of the convertible bonds principally for repaying the remaining balance of the bridge loan facility relating to the acquisition of Sanyo Shinpan Finance Co., Ltd. 9. Collateral and guarantees: None 10. Total number of stock acquisition rights to be issued: 4,200 11. Exercise period of stock acquisition rights: A holder of the convertible bonds is entitled to exercise the stock acquisition rights and obtain such shares of common stock in the period from June 1, 2015 or earlier if any one of certain specified corporate events are proposed with respect to the Company, up to July 16, 2015. 12. Assets to be used for the exercise of stock acquisition rights and the method of valuation (1) Bonds attached to the stock acquisition right being exercised shall be submitted. (2) The value of assets to be paid for the acquisition of one stock acquisition right shall be equal to the face value of the bond. 13. Bond repurchase covenant: Between July 24, 2011 and April 30, 2015 (an approximate three years and nine month period beginning from the third year from the issue date up to approximately three months prior to the maturity) the Company may acquire the convertible bonds from the holders if the Company's share price over a specified period is trading at or above 130% of the conversion price of the convertible bonds then in effect. Between May 1, 2015 and July 15, 2015 (an approximate three month period beginning approximately three months prior to the maturity and up to approximately one week prior to the maturity) the Company may acquire the convertible bonds from the holders irrespective of the Company's share price. Any such acquisition of the convertible bonds by the Company will be made in exchange for a yen cash amount for the principal amount and certain shares of common stock of the Company determined in accordance with the terms and conditions of the convertible bonds. 14. Early redemption covenant: Holders of the convertible bonds will be entitled to require the Company to redeem their convertible bonds on July 24, 2013 at 105% of the principal amount.

(Reference)

Consolidated Financial Statements for the Three-Month Period Ended June 30, 2007

Summary of Consolidated Statements of Income for the Previous Three-Month Period

(Millions of yen)

Classification	Three-Month Period (Apr. 1, 2007 – Jun. 30, 2007)
	Amount
Operating income	
Interest on consumer loans	80,176
Sales	447
Other	6,607
Total operating income	87,231
Operating expenses	
Financial expenses	4,623
Cost of sales	425
Other	73,744
Total operating expenses	78,792
Operating profit	8,439
Non-operating income	
Interest and dividend income on investments	109
Equity in net gain of affiliated companies	200
Other	211
Total non-operating income	521
Non-operating expenses	40
Recurring profit	8,920
Extraordinary income	0
Extraordinary losses	399
Income before income taxes and minority interests	8,521
Income taxes Current	1,637
Deferred	(153)
Minority interests in net income of consolidated subsidiaries	414
Net income	6,623

(Reference)

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	Three-Month Period Ended Jun. 30, 2008	Fiscal Year Ended Mar.31, 2008
	Amount	Amount
(Assets)		
Current assets		
Cash and deposits	56,155	51,299
Consumer loans receivable: Principal	1,122,513	1,143,770
Marketable Securities	16,400	11,000
Short-term loans receivables	160,269	197,833
Other	67,951	72,452
Allowance for credit losses	(212,789)	(221,306)
Total current assets	1,210,500	1,255,049
Fixed assets		
Property and equipment	58,390	58,944
Intangible fixed assets	7,192	7,113
Investments and advances	74,686	74,715
Total fixed assets	140,268	140,772
Total assets	1,350,768	1,395,821
(Liabilities)		
Current liabilities		
Short-term borrowings	101,000	101,000
Bonds scheduled for redemption within one year	20,000	30,000
Current portion of long-term debt	112,031	112,726
Accrued bonuses to employees	1,327	2,825
Accruals for debt guarantees	14,437	13,911
Allowance for losses on interest repayments	60,000	60,000
Other	7,689	10,542
Total current liabilities	316,484	331,004
Long-term liabilities		
Corporate bonds	250,424	260,420
Long-term debt	290,080	311,013
Accrued severance indemnities	2,887	2,887
Allowance for losses on interest repayments	134,700	138,000
Other	983	460
Total long-term liabilities	679,075	712,781
Total liabilities	995,560	1,043,785
(Net assets)		
Shareholders' equity		
Common stock	80,737	80,737
Capital surplus	127,336	127,336
Retained earnings	203,568	201,164
Treasury stock	(57,424)	(57,424)
Total shareholders' equity	354,217	351,813
Revaluation and translation adjustments		
Net unrealized gain on securities	990	229
Net deferred hedge gains and losses	0	(7)
Total valuation and translation adjustments	990	222
Total net assets	355,208	352,036
Total liabilities and net assets	1,350,768	1,395,821

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification	Three-Month Period Ended Jun.30, 2008 (Apr. 1, 2008 –Jun. 30, 2008) Amount
Operating income	
Interest on consumer loans	57,109
Other	7,869
Total operating income	64,978
Operating expenses	
Financial expenses	3,472
Other	50,944
Total operating expenses	54,417
Operating profit	10,561
Non-operating income	
Interest income on investments	532
Dividend income on investments	278
Other	44
Total non-operating income	856
Non-operating expenses	
Interest expense	366
Provision for uncollectible loans	359
Other	43
Total non-operating expenses	768
Recurring profit	10,649
Extraordinary income	
Gain on sales of property and equipment	5
Gain on sales of investment in securities	5
Total extraordinary income	11
Extraordinary losses	
Loss on valuation of investments in subsidiaries	1,218
Other	48
Total extraordinary losses	1,266
Income before income taxes	9,394
Income taxes Current	95
Deferred	4,357
Total income taxes	4,453
Net income	4,940

The disclosed quarterly consolidated financial statements are based on "Rules for Quarterly Consolidated Financial Statements." However, they are not prepared for the purpose of reviewing at legal disclosure.

PROMISE



ON COURSE FOR GROWTH

Annual Report 2008

Year Ended March 31, 2008

Amendments to the laws governing Japan's consumer finance industry are bringing about changes of an unprecedented magnitude. Realignment of the industry is one of the biggest changes. Determined to succeed in this industry, Promise is restructuring its business portfolio by pursuing a strategy that focuses on building a sound profit structure along with a new foundation for sustained growth.

Promise was established with a commitment to pursuing the ideals of consumer finance and aiming for the highest possible goals. Guided by a corporate philosophy rooted in this spirit, Promise continues to concentrate on upgrading business operations, management systems and financial soundness. Progress in these three areas is setting the stage for even greater accomplishments in the years ahead.

The Promise Group's Corporate Philosophy

Our Mission: Support affluent lifestyles and aim to be a trusted corporate citizen

Our Management: Target appropriate profit levels through efficient management and seek to achieve sustainable growth

Our Actions: Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees

The Promise Code of Ethics

Promise will show respect for all stakeholders. As a responsible corporate citizen, we will preserve social order with the Promise Code of Ethics, which represents a promise concerning customers, business partners, investors, the public, the environment and our employees.

Contents

Cautionary Information with Respect to Forward-Looking Statements

In addition to historical facts regarding Promise's past performance, this annual report contains forward-looking statements, including plans and strategies that are based on the management's current assumptions and beliefs in light of currently available information. Forward-looking statements involve inherent risks and uncertainties, including, without limitation, risks associated with changes in the general economic conditions and business environment in Japan as well as changes to Japanese laws and regulations.

May 2007

Promise begins reforming its cost structure

Promise drove forward broad based reforms to switch to a cost structure designed for the operating environment which will follow the enforcement of all provisions of the Money Lending Business Law. Actions for cost efficiency include consolidating customer service centers, integrating marketing channels, reorganizing consumer finance subsidiaries, using human resources in the optimal manner, and other measures.

May 2007

Introduction of automotive financial services

Promise announced the introduction of financial services associated with automobiles, one element of measures to create a new business model. The goal of this model is to directly target the payment settlement needs associated with many consumer activities. By taking actions that include alliances with companies outside the consumer finance industry, Promise plans to use this model to serve a broader range of customer segments.

Through Do Financial Service Co., Ltd., a newly established comprehensive finance company, Promise will introduce services for the payment settlement needs linked to used car purchases and car maintenance and repair services. The plan is to build a framework for offering financial products that are highly convenient and useful.

June 2007

Sale of bonds denominated in U.S. dollars

In another step to diversify sources of funds and reduce procurement costs, Promise completed its first issue of U.S. dollar denominated bonds. The Company sold US$500 million straight bonds with a 5.95% yield (2,234% on yen denominated payment base), an issue price of 99.846% and a maturity of five years. This bond issue raised consolidated capital market instruments to 32.6% of Promise's total direct funding.

July 2007

Do Financial Service begins operations

Promise established Do Financial Service to pursue a new business strategy of directly serving the payment processing needs of consumers. Do Financial Service started offering financial products primarily to the customers of the operating companies. The first products were a loan for automobile buyers and a loan for automobile sellers who still have an outstanding loan.

September 2007

Takeover bid for SANYO SHINPAN by Promise (August 13 to September 13, 2007)

SANYO SHINPAN FINANCE CO., LTD. and its group companies joined the Promise Group following a friendly takeover bid. The primary strategies following the takeover bid objectives are to use the resulting increase in the size of the Promise Group to continue earning substantial revenues and to achieve substantial cost savings. Actions started immediately after integration to capture synergies across group companies as quickly as possible. Additionally, Promise collaborates with SANYO SHINPAN primarily in the business fields of consumer finance, and also loan guarantee and loan servicer, thereby producing further improvements in profitability.

December 2007

Reduction in maximum interest rate

Promise lowered its maximum interest rate to new customers to 17.8%. This is the lowest among Japan's big four consumer finance companies. Accordingly, the interest rate range for new loans is 7.9% to 17.8%. This is one of many actions taken by Promise to restructure the consumer finance business in preparation for the enforcement of all provisions of the Money Lending Business Law. Promise believes this lower rate will be an effective means of increasing the number of new customers and deepening customer relationships.

Consumer Loans Outstanding


2,000
1,500
1,000
500
0
04
05
06
07
08
Secured loans
Unsecured loans

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Consumer loans outstanding	1,529,055	1,599,636	1,580,983	1,491,836	**1,757,679**
Year-on-year growth (%)	*-5.3*	*4.6*	*-1.2*	*-5.6*	***17.8***
Individual customers	1,529,055	1,599,636	1,580,983	1,491,836	**1,757,679**
Unsecured loans	1,523,667	1,595,397	1,577,494	1,488,980	**1,741,550**
Secured loans	5,387	4,238	3,488	2,854	**16,122**
Corporate customers	—	—	—	—	**6**
Unsecured loans	—	—	—	—	**—**
Secured loans	—	—	—	—	**6**

Notes: 1. Commencing in the fiscal year ended March 31, 2005, At-Loan Co., Ltd. has been included in consolidation.
2. Commencing in the first half of the fiscal year ended March 31, 2008, the SANYO SHINPAN group has been included in consolidation. Consumer loans outstanding include off-balance-sheet loans that have been securitized and sold.

Guaranteed Loans Outstanding


500
400
300
200
100
0
04
05
06
07
08

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Guaranteed loans outstanding	2,779	56,965	139,156	173,619	**423,230**

Notes: 1. Commencing in the fiscal year ended March 31, 2005, PROMISE (TAIWAN) CO., LTD. has been included in consolidation.
2. In the fiscal year ended March 31, 2006, Promise's guaranteed loans outstanding rose substantially due to the Company's new joint consumer finance business with Sumitomo Mitsui Banking Corporation.
3. In the fiscal year ended March 31, 2007, PROMISE (TAIWAN) terminated its loan guarantee business.
4. Commencing in the first half of the fiscal year ended March 31, 2008, the SANYO SHINPAN group has been included in consolidation.

Number of Accounts


(Thousands)
4,000
3,000
2,000
1,000
0
04
05
06
07
08
Secured loans
Unsecured loans

(Thousands)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of accounts	2,941	3,024	2,950	2,775	**3,343**
Year-on-year growth (%)	*-8.9*	*2.8*	*-2.4*	*-5.9*	***20.4***
Individual customers	2,941	3,024	2,950	2,775	**3,343**
Unsecured loans	2,939	3,022	2,948	2,774	**3,339**
Secured loans	2	1	1	1	**3**
Corporate customers	—	—	—	—	**0**
Unsecured loans	—	—	—	—	**—**
Secured loans	—	—	—	—	**0**

Number of Unsecured Loan Branches


2,500
2,000
1,500
1,000
500
0
04
05
06
07
08
Unstaffed branches
Staffed branches

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of unsecured loan branches	1,644	1,628	1,586	1,578	**2,124**
Staffed branches	544	530	472	471	**363**
Unstaffed branches	1,100	1,098	1,114	1,107	**1,761**
Number of ATMs and CDs	1,782	1,769	1,694	1,682	**2,364**
Number of automated contract machines	1,503	1,880	1,529	1,521	**2,075**
Number of loan processing machines	123	452	1,013	983	**365**

In the fiscal year ended March 31, 2008, consumer loans outstanding increased 17.2% to ¥1,747.7 billion due to the consolidation for the first time of the SANYO SHINPAN group in the consolidated financial statements. Operating income increased 6.1% to ¥391.2 billion mainly because of growth in income from loan guarantees and other peripheral businesses.

Earnings benefited from the growth in operating income and measures to cut advertising expenses and other categories of expenses. In addition, earnings in the prior fiscal year were held down by an addition to the allowance for losses on interest repayments due to a change in the method for calculating this allowance. On the other hand, this allowance was not included in the fiscal year ended March 31, 2008. As a result, operating profit was ¥63.0 billion and net income was ¥16.0 billion.

	Millions of Yen						Thousands of U.S. Dollars
	2008	2007	2006	2005	2004	2003	**2008**
For the Year:							
Total operating income	**¥391,239**	¥368,916	¥381,297	¥369,860	¥390,981	¥410,619	**$3,904,984**
Operating profit (loss)	**62,974**	(203,323)	67,352	128,301	87,869	106,958	**628,551**
Income (loss) before income taxes and minority interests	**44,586**	(390,317)	71,332	127,174	79,138	105,806	**445,015**
Net income (loss)	**15,955**	(378,283)	42,047	75,379	41,576	60,716	**159,247**
Credit losses including provision for uncollectible loans	**102,458**	244,007	125,806	97,540	146,413	124,810	**1,022,640**
Provision for losses on interest repayment	**48,042**	324,832	23,970	—	—	—	**479,513**
At Year-End:							
Total assets	**¥2,019,055**	¥1,569,540	¥1,760,186	¥1,785,143	¥1,718,721	¥1,855,353	**$20,152,268**
Consumer loans receivable: Principal	**1,747,736**	1,491,836	1,580,983	1,599,636	1,529,055	1,614,524	**17,444,216**
Total net assets	**418,885**	386,172	776,358	793,987	636,667	618,110	**4,180,910**
Interest-bearing debt	**1,245,042**	896,390	884,783	916,256	1,004,033	1,154,086	**12,426,822**
Allowance for credit losses	**343,959**	301,208	135,674	130,589	133,877	115,398	**3,433,070**
Allowance for losses on interest repayments	**283,887**	251,010	23,970	—	—	—	**2,833,492**
Amounts per Share (Yen / U.S. Dollars):							
Net income (loss)*	**¥125.81**	¥(2,982.87)	¥321.38	¥576.05	¥342.19	¥483.62	**$1.25**
Cash dividends	**40.00**	105.00	105.00	105.00	100.00	100.00	**0.39**
Net assets	**2,991.03**	2,987.82	6,121.14	5,901.62	5,260.21	4,952.12	**29.85**

* Based on Japanese accounting standards

Note: U.S. dollar amounts in this annual report are translated from yen, for convenience only, at the rate of ¥100.19 to U.S.$1, the approximate exchange rate at March 31, 2008.

Total Operating Income


(¥ billion)
500
400
300
200
100
0
03
04
05
06
07
08

Net Income (Loss)


(¥ billion)
100
50
0
-300
-400
03
04
05
06
07
08

Consumer Loans Receivable: Principal


(¥ billion)
2,000
1,500
1,000
500
0
03
04
05
06
07
08



First of all, I, as the representative of the Promise Group, would like to express my sincere gratitude to all our shareholders for the understanding and support extended to us.

Never before has the quality of management been so critical to success in Japan's consumer finance industry. Consumer finance companies must take decisive actions now to prepare for the full-scale enforcement in 2010 of Japan's Money Lending Business Control and Regulation Law as amended (Money Lending Business Law). Besides this, the volume of interest repayment claims remains high, and the realignment of our industry continues.

The Promise Group is determined to overcome these difficulties and meet the expectations of shareholders by restructuring our business model to reflect changes in the operating environment and diversifying our sources of earnings.

Hiroki Jinnai
President and Representative Director

Growth driven by quick adaptation to a changing business environment

The Promise Group still faces the challenge of environmental changes brought about by Japan's Money Lending Business Law enforcement in December 2007. The full enforcement of the law, scheduled in 2010, will impose many restrictions, such as a lower maximum interest rate, a limit on total loans provided for each borrower, and more rigorous restrictions on companies that intend to enter into the consumer finance business. Since the impact of the new law on earnings will be enormous, it will fundamentally alter the operating environment for the entire consumer finance industry. The very survival of Japanese consumer finance companies will depend on how skillfully their managements make the necessary reformations to their operations and business models, regardless of the size of the enterprise.

The Promise Group has already started to build an operating framework that will be required to produce earnings consistently after the full enforcement of the Money Lending Business Law as amended, including the reduction of the maximum interest rate. Specifically, strategies include rebuilding our consumer finance business, the expansion of the loan guarantee business through an alliance with the Sumitomo Mitsui Financial Group (SMFG), the diversification of our profit structure by fostering new businesses, and expansion of overseas businesses.

Integration with the SANYO SHINPAN group—aiming to rebuild the consumer finance business

The management integration with the SANYO SHINPAN group has had a considerable impact on our performance in the fiscal year ended March 31, 2008. The inclusion of this group in our consolidated financial statements resulted in an increase of the balance of loans outstanding by 17.8% compared to the previous fiscal year, to ¥1,757.6 billion, including off-balanced loans due to securitization schemes. Following this integration, we have become one of the largest groups in Japan's consumer finance industry.

By drawing on the unique strengths of the Promise and SANYO SHINPAN groups, the integration is expected to increase the volume of consumer loans as well as the number of customers. Moreover, we foresee benefits such as cost reductions from synergies resulting from the centralization of resources on business. Our most important objective is using this integration to establish a clear competitive edge in the consumer finance industry. Furthermore, Promise and SANYO SHINPAN have complementary strengths in the loan guarantee business. Promise has loan guarantee agreements primarily with megabanks, notably Sumitomo Mitsui Banking Corporation (SMBC). SANYO SHINPAN has extensive relationships with regional financial institutions throughout Japan.

Within the Promise Group, we are transferring the loan receivables owned by two of our consumer finance subsidiaries in Japan to Promise and its loan servicer subsidiary in order to reduce the administrative costs of the two subsidiaries. To improve of the quality of our loan portfolio, we have revised our credit scoring model to meet the lowered maximum interest rate of 17.8% for new customers, as of December 2007. This complies with the legislated maximum lending rate well before the enforcement of the Money Lending Business Law. Introducing this lower interest rate was a firm step toward building a business model under the new interest rate regulations. We are improving the soundness of our loan portfolio through the application of the same strict credit management policy to existing customers as well as new customers.

Closer links with SMFG and establishing a foundation for starting new businesses for diversification of our profit structure

One of the greatest advantages of the Promise Group is our ability to quickly diversify our profit structure by combining our expertise with the skills of alliance partners. The loan guarantee business is an excellent example. A joint consumer finance operation with SMFG called the Cascade Business has been contributing to growth in the volume of loan guarantees. We also benefit from building thorough alliance networks of loan guarantees between SANYO SHINPAN and local financial institutions. This helped to increase the amount of our guaranteed loans outstanding, which totaled ¥423.2 billion at the end of March 2008.

Alliances with companies outside the consumer finance business are another source of profit structure diversification. Do Financial Service, which we formed to create a new business model, is playing a central role in this diversification. We plan to apply these alliances to enter business domains serving a broad spectrum of customer segments, where we supply the payment settlement provision associated with these businesses. Settlement businesses involving used car sales and e-commerce are already being operated, and these businesses are expected to become an increasingly larger component of our earnings in the future.

Realizing early transition of profit structure and moving to the next stage of growth

The overriding mission of the Promise Group at this time is to become an organization that can provide our customers with the best choice of services in our industry in order to respond to society's demands. This is why we are taking vigorous actions aimed at rebuilding our consumer finance business and diversifying our profit structure. All our energy is focused on using these initiatives to improve profitability and build a foundation for renewed growth.

We are determined to continue meeting expectations of our shareholders by achieving consistent, sustained growth for the Group through strategic actions, in order to overcome the difficult environment that not only Japan's consumer finance, but also consumer credit industries, confront. Although serious challenges stand in the way of the future development of the Promise Group, our primary task is to drive forward the forceful reforms needed to succeed in this environment, which in turn will allow us to meet the expectations of our shareholders.

We strongly appreciate the understanding and support provided by our shareholders in the past, as well as in the future.

August 2008

Hiroki Jinnai
President and Representative Director

ON COURSE
FOR BUSINESS GROWTH

The Foundation for the Businesses of Promise

This section demonstrates the progress made by Promise toward building a new base for growth as the consumer finance industry undergoes momentous changes.

The consumer finance industry in Japan is in the midst of a struggle for survival as it seeks ways to adapt to revisions of laws and regulations. In light of the need for the establishment of infrastructures geared toward the industry's realignment, Promise is quickly executing many reforms to build a powerful operating structure well-adapted to this new business environment.

-23.0%

There were 9,115 registered moneylenders in Japan as of March 31, 2008, 23.0% less than a year earlier. With this decline, the number of moneylenders in Japan fell below 10,000 for the first time since 1983, when the Money Lending Business Control and Regulation Law started. During the period of June 2000 to June 2008, 60% of consumer finance companies ceased operations.

***Japan Financial Services Association**
This association was newly established as a self-regulatory organization of the consumer credit industry, along with the enforcement of the main provisions of the Money Lending Business Law in December 2007. One of its purposes is to protect the benefits of borrowers. Another is to ensure that member companies conduct their money lending businesses properly. The association contributes to the sound development of the consumer finance industry. It is also dedicated to playing a role in the sound growth of the Japanese economy through these operations.

The Enforcement of the Money Lending Business Law

Amendments to the Money Lending Business Control and Regulation Law were officially announced in December 2006. The revisions intended to prevent multiple debts and solve other problems in the consumer finance industry. Specifically, the amendments cover four primary areas: (1) proper operation of the money lending business, (2) prevention of an excessive lending, (3) standardization of the interest rate system, and (4) stiffer measures to prevent fraud and penalize fraudulent lenders. The first phase of enactment of the Money Lending Business Law started in December 2007, and currently, infrastructures to accommodate the complete enforcement of the law in 2010 are being prepared. Other aspects of the law include new and revised systems that are to be enforced in phases. Examples include the creation of the designated credit information institution system, exams for money lending managers and an increase in basic financial requirements for moneylenders.

Date	Event
December 20, 2006	Official announcement
December 19, 2007	Enforcement of main provisions Restrictions on debt collections, tighter regulatory oversight, establishment of Japan Financial Services Association*
June 2009 (planned)	Revisions of various systems Start of designated credit information institution system, and start of exams for money lending workers
June 2010 (planned)	Enforcement of all provisions Reduction in maximum interest rates, and restrictions on total credit extensions to individual customers

Challenges Facing Japan's Consumer Finance Industry

The consumer credit industry faces the challenges of shrinking interest income from loans and the market itself, mainly because of two upcoming introductions in the regulatory environment: (1) reduction in the maximum interest rate from 29.2% to 20.0%, and (2) limitation on total credit extensions to no more than one-third of the annual income of each borrower. Consequently, there will be more intense competition among consumer finance companies, as well as among credit sales, credit card and other non-bank finance companies. Quickly building new profit models is vital to succeeding in this environment.

Number of Registered Moneylenders and Reduction in Maximum Interest Rate



(Thousand companies)
(%)
Over 220
73.0% (83/11)
39.5% (84/10)
54.75% (86/11)
36.5% (87/4)
32.0% (88/3)
29.2% (89/9)
40.004% (91/11)
25.55% (95/10)
29.2% (00/6)
20.0% (Scheduled by 2010)
17.8% (07/12)
46 48 46 37 38 37 36 37 36 35 34 33 32 32 30 30 29 28 26 24 18 14 12 9
83/10 85/3 86/3 87/3 88/3 89/3 90/3 91/3 92/3 93/3 94/3 95/3 96/3 97/3 98/3 99/3 00/3 01/3 02/3 03/3 04/3 05/3 06/3 07/3 08/3
Number of Registered Moneylenders (left axis)
Maximum Interest Rate under the Capital Subscription Law (right axis)
Maximum Interest Rate at Promise (right axis)

+17.8%

Consumer loans outstanding at the end of March 2008 totaled ¥1,757.6 billion, 17.2% higher than a year earlier, because of the consolidation of the SANYO SHINPAN group.

Trends in Japan's Consumer Finance Business

Consumer finance business, the core business of Promise, continues to be extremely challenging because of amendments to laws and a high volume of interest repayment claims. Promise's consolidated consumer loans outstanding, excluding the SANYO SHINPAN group, have been declining due to claims for interest repayments and ongoing loan portfolio restructuring as Promise adopts rigorous credit standards.

Against this severe backdrop, the Promise Group acquired SANYO SHINPAN through a friendly takeover bid. In addition, the loan receivables of the financial subsidiary, Tamport Inc. (formerly QUOQLOAN INC.), and the Sun Life Co., Ltd., were transferred to Promise and to PAL Servicer Co., Ltd., a loan servicer subsidiary. Through cost structure reforms like this, which facilitate the sharing of resources and produce other benefits, Promise is making progress in rebuilding its consumer finance businesses.

Benefits of SANYO SHINPAN Integration

Combining the Promise Group with the SANYO SHINPAN group, one of Japan's largest consumer finance organizations, raised Promise's consolidated consumer loans outstanding by 17.8% from one year earlier to ¥1,757.6 billion, including the SANYO SHINPAN group's securitized off-balance loans, making Promise Japan's largest consumer finance group. In addition, due to the consolidation of the SANYO SHINPAN group, there was a 20.5% increase in the number of customers to 3.34 million, with much of this growth occurring in Kyushu.

Furthermore, operating cost reduction is being pursued through combining the two groups' resources and business efficiency. The goal is to achieve total cost savings of ¥15.0 billion by the end of fiscal 2010, under the primary initiatives of the abolition or merger of IT systems, sales and service channels, and more appropriate deployment of human resources.

Other plans include combining the other businesses of the two groups, such as the loan servicing and consumer credit businesses, to pursue synergies which will contribute to more improvements in customer service and establish a larger and more powerful profit structure.

Reduction in Maximum Interest Rate

Revising its credit scoring system, Promise lowered annual interest rate for new customers to 17.8% beginning in December 2007, which is within the maximum interest rate under the Interest Rate Restriction Law. This brings its interest rate within the upcoming limits of the Money Lending Business Law well before its planned enactment in 2010. Acting in advance of the legal requirement allows us to earn customers' trust and to respond to customers' demands. Promise benefits as well from shifting quickly to a business model that accommodates the new interest rate system. Furthermore, our interest rate reduction reflects the voluntary regulations of the Japan Financial Services Association for preventing multiple indebtedness, which were established prior to the 2010 full enforcement of the Money Lending Business Law, and at which time will become mandatory.

The adoption of new criteria for approving loans is the basis for the ongoing restructuring of our loan portfolio. We believe this process will improve the overall quality of our loans and reduce expenses for loan losses.

+143.8%

The balance of loans guaranteed was ¥423.2 billion at the end of March 2008, 143.8% higher than a year earlier, due to the consolidation of the SANYO SHINPAN group.

The Loan Guarantee Business as the New Core Profit Center

Lowering maximum interest rates will reduce the barriers among consumer finance companies, consumer credit companies and banks. We believe that offering loan guarantees to banks and other financial institutions is vital to our ability to continue to expand our customer base. We are focusing on developing loan guarantees as one of our major sources of earnings.

Most loan guarantees are associated with SMBC, At-Loan Co., Ltd. and Japan Net Bank Co., Ltd., an SMFG-affiliated bank operating exclusively on the Internet, under the business and capital alliance with SMFG. Promise takes on a part of the loan guarantee business with SMBC. After only three years of operation for this business, loan guarantees have grown to ¥208.6 billion, large enough to start contributing to earnings. Furthermore, since SANYO SHINPAN has a wide range of credit guarantee networks with local financial institutions, the Promise Group has become the largest provider of guarantees in the consumer finance industry in Japan, with total loan guarantees of ¥423.2 billion.

Networks of Relationships that Produce Synergies

As a result of the integration of the SANYO SHINPAN group, the Promise Group has established a network of alliances with 168 institutions, including regional banks, shinkin banks, credit unions and other local financial institutions (as of March 2008), which is the largest scale of relationships in the industry. We take advantage of the respective strengths of both networks by combining know-how rapidly, which will lead to more growth in the balance of loan guarantees and the expansion of existing alliance networks. Additionally, we will pursue the greatest possible synergies by improving efficiency through sharing back office operations, IT systems and other resources.

Building a Sound Base for Earnings by Integrating Group Companies



Consumer finance
Promise
At-Loan
Loan guarantees
Promise
Loan servicer
PAL Servicer
Consumer credit and credit cards
New businesses
Do Financial Service
Comprehensive financial company
Operating companies that target consumers' settlement needs
Automobile related business
Car-ichi
Car Conveni Club
Internet related business
Cau-ichi
Index Create
Promoting synergies from combining operations
SANYO SHINPAN
SANYO SHINPAN
Sanyo Shinpan Servicer
POCKET CARD
AZ Card
SANYO SHINPAN
Small business loans
In addition to the above companies, MOBIT, an equity-method affiliate, engages in the consumer finance and loan guarantee businesses.
Attain "Expansion of Customer Base," "Enhancement of Earning Power" and "No.1 Comprehensive Strength"

Diversification of Profit Structure through New Businesses

¥120.0 billion

Do Financial Service has established the goal of raising the volume of financial products outstanding to ¥120.0 billion by the end of March 2011.

In order to earn profits from a more diverse array of businesses, the Promise Group is moving to build a new business model, "Provision of Comprehensive Financial Services." This new model will involve the payment settlement needs that arise from transactions in domains that serve a broad range of customer segments which will be reached through alliances with businesses outside of our industry. Do Financial Service, the core company in this drive, was established in February 2007 to function as Promise's direct interface with consumers' payment settlement needs. Customers of these currently operational companies are expected to generate a growing demand for payment settlement service, which will form the basis for the planned development of Do Financial Service into a source of a full line of financial services.

Flowchart for Business Scheme of Internet Used Car Auction Business


Buyers
Winning bids
Payment (using financial products)
Store visits and financial product applications
Provision of escrow service
Provision of financial products
Escrow service nationwide network
Yahoo! Auction (largest in Japan)
Business alliance
Car-ichi, Internet Used Car Auction
Business alliance
Car Conveni Club (Promise subsidiary)
Car Life Net (Car-ichi subsidiary)
Nationwide network of 1,300* franchised body shops
Nationwide network of 400* auto repair shops
Requests for business
Do Financial Service
Information on vehicles for sale
Winning bid information
Registrations
Dealers and others submitting vehicles for sale

***Escrow service**

Ensures the reliability of transactions by acting as an intermediary for parties submitting vehicles for sale and the winning bidders

• Settlement Service of Payment due only after confirmation that merchandise has arrived in satisfactory condition

• Delivery service to simplify the transfer of merchandise from buyers to sellers and other services

*As of October 2007

New Businesses to Increase Opportunities for Profits

Since July 2007, Do Financial Service has been providing "auto credit" for used car buyers. This product is provided through its subsidiary, Car-ichi, which excels in the Internet used car auction business, by leveraging credit investigation skills that have been developed in the consumer finance business at Promise.

Do Financial Service provides services for the settlement of small or short-term payments for customers of Cau-ichi, an operator of an Internet shopping mall. Do Financial Service plans to continue growing by offering financial services derived from the new businesses into which the Promise Group has entered. By the end of March 2011, its fourth year of operations, Do Financial Service aims to raise the balance of financial

products to ¥120 billion. Promise will establish more companies and business alliances for the purpose of creating and developing payment settlement needs that increase points of contact with consumers. Promise will build these business portfolios, thereby establishing a sound base with the potential for becoming a new core profit center.

The New Business Model in which Do Financial Service Plays Central Role



Automobile related business
Car-ichi
Car Conveni Club
Internet shopping mall business
cau1.com
Cau-ichi
Alliance with Cecile Credit Service
Cecile Credit Service
Alliance with Index Group
Index Create
Promise Group New businesses and alliances
Promise Group
Promise
Net Future
PAL Servicer
Effective use of the Group's management resources
Shopping credit
Credit cards
Loans for specific purposes
Loans for unrestricted purposes
Card-free payment service
New products / services
Do Financial Service
Do Financial Service

Development of Overseas Operations

In addition to diversification based on new businesses, the Promise Group is actively developing and expanding its profit centers through overseas activities. Consumer finance operations in Hong Kong and Thailand continue to post steady growth. The Hong Kong subsidiary has grown to reach an annual operating profit of ¥5.2 billion during the fiscal year ended March 31, 2008. We will expand on the profitability of existing businesses in Hong Kong and Thailand, and set our sights on business operations in other Asian countries in order to raise our overseas presence.

ON COURSE
FOR DEVELOPING A SOLID
MANAGEMENT BASE



Sound Finances and Management Framework

This section explains measures involving corporate governance, compliance, and other activities needed to establish a management framework for sustained growth.

A sound financial position and powerful operating base play vital roles in our actions to achieve renewed growth. To meet its funding needs, the Promise Group has consistently realized stable and diversified sources of direct and indirect funding instruments. The inclusion of the SANYO SHINPAN group into the Promise Group has produced an even stronger foundation. At the same time, we are making progress in improving the transparency and efficiency of management through the application of effective compliance and the reinforcement of corporate governance systems.



68.7%

The Promise Group pursues borrowings with fixed interest rates, under the current trends of interest rates, in addition to long-term loans as reliable sources of funds. At the end of March 2008, bonds and other instruments with real fixed rates accounted for 68.7% of consolidated funds procured and 73.1% of non-consolidated funds procured.

Net Assets Increased after the First Recording of the Consolidation of the SANYO SHINPAN Group

The conclusion of the SANYO SHINPAN group in consolidated financial statements and other factors raised net assets to ¥418.8 billion at the end of March 2008, ¥32.7 billion more than a year earlier, while the equity ratio declined to 18.8% from 24.1%. We plan to raise the equity ratio by increasing retained earnings in the coming years.

Interest-bearing debt including asset backed securities and trust certificates increased to ¥1,254.7 billion due to the consolidation of the SANYO SHINPAN group. Excluding the additional debt of ¥328.6 billion from consolidation of the SANYO SHINPAN group, debt was ¥926.0 billion at the end of March 2008, an increase of ¥29.7 billion. This figure included a ¥100.0 billion bridge loan to fund the SANYO SHINPAN takeover bid. We foresee no problems at all in fund procurement. Furthermore, regarding credit ratings, R&I reduced our rating from A with a stable outlook to A– with a negative outlook, but our credit ratings from other rating agencies remain stable. (Refer to the rating information on page 66).

The Promise Group's Fund Procurement

(¥ million)

	2004/3		2005/3		2006/3		2007/3		**2008/3**	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated	**Consolidated**	**Non-Consolidated**
Total fund procurement (interest-bearing debt)	1,004,033	971,632	916,256	822,040	884,783	763,561	896,390	759,216	**1,254,724**	**815,159**
Short-term fund procurement	17,392	—	82,707	—	137,726	25,432	137,123	5,000	**262,492**	**101,000**
Ratio of short-term fund procurement (%)	1.7	—	9.0	—	15.6	3.3	15.3	0.7	**20.9**	**12.4**
Short-term borrowings	15,423	—	82,707	—	117,726	5,432	137,123	5,000	**237,492**	**101,000**
Commercial paper (CP)	1,969	—	—	—	20,000	20,000	—	—	**25,000**	**—**
Long-term fund procurement	986,641	971,632	833,549	822,040	747,057	738,129	759,267	754,216	**992,231**	**714,159**
Ratio of long-term fund procurement (%)	98.3	100.0	91.0	100.0	84.4	96.7	84.7	99.3	**79.1**	**87.6**
Long-term borrowings	681,641	666,632	568,549	557,040	512,057	503,129	519,267	514,216	**607,630**	**423,739**
Fixed interest rate	513,917	513,917	414,991	412,706	317,505	314,356	248,391	245,691	**267,228**	**178,871**
Variable interest rate	167,724	152,714	153,558	144,333	194,552	188,773	270,876	268,525	**340,402**	**244,868**
Interest rate swaps and caps	171,562	165,934	108,958	105,809	129,979	129,979	137,835	137,835	**209,561**	**126,403**
Straight bonds	305,000	305,000	265,000	265,000	235,000	235,000	240,000	240,000	**374,920**	**290,420**
Floating rate notes	20,000	20,000	10,000	10,000	—	—	—	—	**—**	**—**
Asset backed securities and trust certificates	—	—	—	—	—	—	—	—	**9,681**	**—**
Actual fixed ratio (%)	96.7	99.3	85.0	94.1	77.1	89.0	69.9	82.1	**68.7**	**73.1**
Average interest rate on fund procurement (%)	1.80	1.76	1.76	1.74	1.53	1.61	1.51	1.58	**1.75**	**1.76**

Notes: 1. Asset backed securities and trust certificates are not shown on the balance sheet.
2. Actual fixed ratio = (long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds) ÷ total fund procurement
3. Figures include interest on bonds and CP but exclude commission payments on interest rate swaps and caps.

32.6%

Since 1996, we have issued straight bonds and commercial papers in order to diversify funding instruments. During the current period, funds procured directly from capital markets accounted for 32.6% of total funds procured on a consolidated basis and 35.6% on a non-consolidated basis.

Diversification Maintains Ready Access to Funding Sources

The percentage of fixed-rate funding increased to 32.6% in the current period, from 26.8% a year earlier, as straight bonds of US$500 million were issued in June 2007. Average interest rate on funds procured increased by 0.18 point, to 1.76% on a non-consolidated basis, and to 1.75% on a consolidated basis including the SANYO SHINPAN group, reflecting current market trends of increasing interest rates.

Promise itself has long maintained a policy of relying primarily on long-term funds with fixed interest rates, and still maintains this policy. Due to a bridge loan to fund the SANYO SHINPAN takeover bid, the ratio of long-term funds declined. However, long-term funds still accounted for 87.6% of all funds procured at the end of March 2008.

The Promise Group takes every action to diversify fund procurement instruments in order to maintain stable and smooth funding, given that enormous regulatory and other challenges occur in the operating environment.

Fund Procurement, by Category

(¥ million)

	2004/3		2005/3		2006/3		2007/3		**2008/3**	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated	**Consolidated**	**Non-Consolidated**
Total fund procurement (interest-bearing debt)	1,004,033	971,632	916,256	822,040	884,783	763,561	896,390	759,216	**1,254,724**	**815,159**
Total borrowings	697,064	666,632	651,256	557,040	629,783	508,561	656,390	519,216	**845,123**	**524,739**
City banks and other	142,040	130,867	210,330	130,392	258,662	150,791	316,241	186,493	**448,661**	**255,741**
Regional banks	54,790	50,763	38,882	35,595	28,675	24,026	38,973	35,305	**119,939**	**27,841**
Trust banks	185,168	180,681	156,595	151,834	134,188	129,004	114,282	113,670	**96,841**	**81,866**
Non-Japanese banks	16,201	7,000	13,440	8,000	11,893	9,000	16,374	14,000	**20,715**	**18,000**
Cooperative financial institutions	16,830	15,286	11,413	10,626	10,831	10,208	20,606	19,837	**28,689**	**17,350**
Life insurance companies	241,651	241,651	195,368	195,368	168,238	168,238	134,677	134,677	**96,403**	**92,015**
Non-life insurance companies	33,802	33,802	22,183	22,183	15,449	15,449	14,334	14,334	**12,096**	**10,226**
Leasing, finance and other companies	6,581	6,581	3,041	3,041	1,845	1,845	900	900	**700**	**700**
Consolidated Subsidiaries	—	—	—	—	—	—	—	—	**—**	**21,000**
Other	—	—	—	—	—	—	—	—	**21,076**	**—**
Corporate bonds and other	306,969	305,000	265,000	265,000	255,000	255,000	240,000	240,000	**409,601**	**290,420**
Straight bonds	305,000	305,000	265,000	265,000	235,000	235,000	240,000	240,000	**374,920**	**290,420**
Commercial paper (CP)	1,969	—	—	—	20,000	20,000	—	—	**25,000**	**—**
Asset backed securities and trust certificates	—	—	—	—	—	—	—	—	**9,681**	**—**

Notes: 1. The City banks and other category includes Shinsei Bank, Limited and Aozora Bank, Ltd.
2. Asset backed securities and trust certificates are not shown on the balance sheet.

Corporate Governance

The Promise Group believes that the establishment of effective corporate governance is absolutely imperative for prosperous coexistence with society as a trusted corporate citizen. For that purpose, based on its compliance with ethics, laws and regulations, the Group persistently strives to strengthen its management structure, improve its internal control and audit systems, reinforce disclosure, and further improve management efficiency, soundness and transparency.

Consumer finance is our Group's core business. Therefore, we aim to establish a corporate governance system that will enable the entire Promise Group to provide comprehensive finance services with the consumer finance business at the core. We believe that important decisions regarding business operations should be decided based on thorough discussions among the Board of Directors, to ensure appropriate execution of the Group's business strategies. About half of our directors have backgrounds in different businesses, which enables us to reflect multilateral perspectives in our management's decision-making processes. In addition, we have chosen to adopt the corporate auditor system, because we have determined that this system, which incorporates outside corporate auditors, best facilitates the proper operation of the management performance oversight function. Items regarding business execution and auditing and management oversight are discussed on page 17.

Corporate Governance Organization for Business Decisions and Execution

Promise has adopted the Executive Officer System to separate the functions of business management and execution.

The Promise Board of Directors consists of eight directors and holds two regular meetings a month and extraordinary meetings as required. The Board of Directors discusses and decides on legal issues and on important issues regarding business management, and provides oversight of business operations.

The Business Strategy Meeting acts as an advisory arm to the president of the Company. Convened twice each month in principle, the meeting is attended by directors and executive officers in charge of business divisions. In addition to screening proposals to be presented to the Board of Directors, they discuss major strategic business proposals and business actions. Furthermore, the Executive Officers Meeting, which includes all executive officers, convenes once every fiscal quarter to hear reports on business operations or to deal with cross-departmental issues.

The executive officers, including directors who also serve as executive officers, also use these meetings to share information and opinions on management issues. Promise has appointed 18 executive officers.

Corporate Governance Organization for Auditing and Management Oversight

Promise has adopted the corporate auditor system. Three corporate auditors, including two outside corporate auditors, make decisions concerning auditing policies and other important matters concerning audits. Each corporate auditor attends important meetings, conducts investigations concerning the status of business operations and financial matters, and evaluates the performance of the directors. To prepare for a possible decline in the number of corporate auditors to a number below the legal mandate, an alternate corporate auditor was elected at the shareholders meeting held in June 2008.

Furthermore, an Internal Audit Department with 57 staff members audits all business units, including major group companies, based on the auditing plan. The department then reports the audit results to the president. In addition, to ensure seamless coordination among the three auditing functions (corporate auditor audits, accounting audits and internal audits), audit results are reported to all corporate auditors. The information is also shared with an independent accounting auditor, as necessary. Through these actions, mutual collaborations are enhanced among our auditing functions.

Corporate Governance Organization (As of June 24, 2008)

Committees

Risk Management Committee

The Risk Management Committee meets, in principle, once in three months or on an as-needed basis to consider the risks faced by the entire Promise Group and to analyze, assess and determine measures for these risks. Working with related business units, the committee strives to prevent the emergence of risk and to implement early countermeasures for risks that do occur.

Ethics Committee

As an advisory arm to the Ethics Officer, the Ethics Committee endeavors to spread awareness of and ensure adherence to corporate ethics and prevent the emergence of risk through such activities as revising the code of ethics, discussing ethics actions for every fiscal year and considering important strategies regarding compliance.

Disciplinary Committee

The Disciplinary Committee meets as necessary to issue appropriate commendations or disciplinary actions for the purpose of ensuring the soundness and appropriateness of corporate activities.



General Meeting of Shareholders
Elect/Dismiss
Elect/Dismiss
Elect/Dismiss
Certified Public Accountant
Regulatory Agency
Instruction
Audit
Legal Advisor
Advice
Board of Directors: 8 members
Elect/Dismiss
Monitor
President and Representative Director
Elect/Dismiss
Business Strategy Meeting
Directors: 8 members
Executive Officers: 7 members
Executive Officers Meeting
Executive Officers: 18 members (Directors: 7 members)
Compliance Consultation Service
Internal: Risk Management Department
External: Professional services provider
Committees
Ethics Committee/Disciplinary Committee/
Risk Management
Inquiries
Risk Management Dept.
(Company-wide risk management)
Education, Enlightenment, Guidance, Decisions
Reporting, Contacting, Inquiries
Departments
(Head Office, Branches, etc.)
Risk Management Managers
(Departmental heads)
Direction Guidance
Reporting
Employees
(including temporary and part-time workers)
Corporate Planning Dept.
(Corporate management)
Cooperation
Affiliated Business Dept.
Overseas Business Dept.
Alliance Operation Dept.
New Business Promotion Dept.
(Management of Subsidiaries and Affiliated Companies)
Board of Auditors: 3 members (Outside Auditors: 2 members)
Auditing Corporate Auditors
Internal Audit Dept.
Support
Internal Audit
Inspection Dept.
Cooperation
Cooperation
Cooperation
Cooperation
Supervision
Cooperation
Accounting Auditors of Group Companies
Risk Management Div.
Subsidiaries and Affiliated Companies
Dept. In Charge of Internal Audit
Corporate Auditors of Group Companies

Management (As of June 24, 2008)

Directors

President and Representative Director

Hiroki Jinnai	Chief Executive Officer

Representative Director

Ken Kubo	Vice President Executive Officer

Directors

Tsutomu Kasori	Senior Managing Executive Officer
Toshihiro Kubode	Managing Executive Officer
Makoto Okamoto	Managing Executive Officer
Tetsu Suzuki	Managing Executive Officer
Yoshiyuki Tateishi	Managing Executive Officer
Teruaki Watanabe	

Corporate Auditors

Full-Time Corporate Auditors

Yukio Yoshida	
Hiroaki Mori	(Outside Auditor)
Morio Kansaku	(Outside Auditor)

Executive Officers

Chief Executive Officer

Hiroki Jinnai

Vice President Executive Officer

Ken Kubo	In Charge of Corporate Planning Depts. Corporate Planning Dept., Corporate Communications Dept.

Senior Managing Executive Officer

Tsutomu Kasori	Marketing Promotion Depts., Marketing & Planning Depts.

Managing Executive Officers

Toshihiro Kubode	Overseas Business Dept.
Makoto Okamoto	Affiliated Business Dept.
Tetsu Suzuki	Human Resources Dept., Treasury Dept.
Yoshiyuki Tateishi	IT Planning Dept., IT Development Dept., IT Operation Dept.
Masayuki Fujihara	General Affairs Dept., Accounting Dept., Internal Control Project
Toshio Shinohara	Marketing Development Depts.

Executive Officers

Naohisa Tonami	Internal Auditor Dept.
Hiromichi Ezawa	Coordination Dept., Risk Management Dept., Customer Relationship Dept.
Masahiro Kudo	Alliance Dept.
Shoichi Azuma	Marketing Development Depts., Corporate Planning Dept.
Hirokazu Mitsui	General Manager of Human Resources Dept.
Yoichi Sato	General Manager of Marketing Administration Dept.
Takao Tajino	Marketing Promotion Depts.
Masayoshi Ichikawa	SEIBU REGIONAL HEADQUARTER
Seiji Hayashi	KANTO REGIONAL HEADQUARTER

817 employees

We have been encouraging employees to obtain Personal Information Protection Officer Certification since 2006. Since then, 817 individuals at the management level and higher have received this certification. Every year, Promise receives the Outstanding Organization Award for personal information protection.

Strict Compliance Program

Promise views thorough compliance as one of its highest priority issues and recognizes compliance to be the base for all its corporate activities. The Company works to ensure ethical and legal compliance throughout the Group and has set up a compliance organization in addition to ongoing programs to raise awareness of compliance among employees.

In 2005, Promise enacted reforms that changed the Compliance Department into the Risk Management Department for the purpose of establishing a compliance management function and strengthening risk management. In addition to a risk management function for business operations, the Company merged the legal response function that had previously been the responsibility of the Legal Department into the Risk Management Department in April 2006. Through this action, Promise aims to more effectively conduct compliance activities and create a stronger management organization by combining measures to reinforce compliance and internal reporting activities with its risk management and legal affairs operations.

Specifically, Promise has established an organization to ensure thorough compliance on a daily basis. The Company appoints compliance and risk management managers and administrators for all business sections, and requires employees to adopt a code of ethics, create compliance implementation proposals and inspect compliance status. Promise is also taking steps to improve compliance and risk management throughout the Group. To establish a fair and healthy working environment and to facilitate the early discovery of risk issues, Promise has set up Compliance Advisory Sections inside and outside the Company. Moreover, Promise has been encouraging its employees to take outside certifications, such as the Compliance Officer Certification Examination (Consumer Finance Course) since 2003, and the Information Privacy Officer Certification Examination since 2006, in order to check employees' knowledge levels through the assessment made by an independent third party. More than 90% of full-time employees have been certified as Compliance Officers (Consumer Finance Course), which largely completes this process. Therefore, the Company has expanded this process to the contract employees' level, in order to further reinforce the understanding and awareness of compliance. In addition, the Company has ongoing special training and an in-house newsletter aimed at achieving heightened recognition of compliance among employees.

Internal Control System

Promise recognizes that the establishment and proper functioning of the internal control system is an important management issue and is working toward those goals by preparing related Company rules and building the internal organization. On May 12, 2006, the Board of Directors approved the fundamental policy for the establishment of an internal control system in accordance with the Corporation Law and its regulations.

Expanding Disclosure Activities

Promise makes every effort to achieve a greater understanding of its management strategies and business development among investors and others through the publication of a variety of IR tools, including press releases, financial reports and other materials, as well as through information disclosed on its web site (http://www.promise.co.jp/english/ir/). Management takes the initiative in communicating its message directly by participating in information meetings and maintaining regular contact with stock analysts and investors. Management also listens to the opinions and requests of shareholders and investors regarding the Company's business strategies and gives this feedback due consideration.

From the perspective of increasing the transparency of its management practices and enhancing information disclosure to shareholders, Promise is prepared to continue to conduct extensive IR activities, domestically and internationally, and to expand its disclosure activities.

Organization Chart of Promise (As of April 1, 2008)



General Meeting of Shareholders
Board of Auditors
Board of Directors
Auditor Dept.
President
Alliance Dept.
Marketing & Planning Depts.
Marketing Promotion Depts.
Marketing Development Depts.
Overseas Business Dept.
Corporate Planning Depts.
Coordination Dept.
Internal Audit Dept.
Credit Control Dept.
Alliance Operation Dept.
Advertising Dept.
Marketing Dept.
SEIBU REGIONAL HEADQUARTER
CHUBU KINKI REGIONAL HEADQUARTER
KANTO REGIONAL HEADQUARTER
HOKUBU REGIONAL HEADQUARTER
Western Area Collection & Research
Eastern Area Collection & Research
Marketing Administration Dept.
Market Development Dept. No. 2
Market Development Dept. No. 1
New Business Promotion Dept.
Overseas Business Dept.
Customer Relationship Dept.
Risk Management Dept.
IT Operation Dept.
IT Development Dept.
IT Planning Dept.
Accounting Dept.
Treasury Dept.
General Affairs Dept.
Corporate Communications Dept.
Human Resources Dept.
Affiliated Business Dept.
Corporate Planning Dept.
Internal Audit Dept.
Planning & Coordination Dept.
Guarantee Center
Areas
Branches
Western Region Contact Center
Eastern Region Contact Center
CSR Promotion Dept.

Status of Consolidated Subsidiaries and Equity-Method Affiliates

(As of March 31, 2008)

Consolidated Subsidiaries

Name	Location	Capital	Principal business	Percentage of voting rights	Notes
SANYO SHINPAN FINANCE CO., LTD.	Hakata-ku, Fukuoka City Chiyoda-ku, Tokyo	16,268 million yen	Consumer finance	100.0 (100.0)	1, 5
At-Loan Co., Ltd.	Minato-ku, Tokyo	10,912 million yen	Consumer finance	50.0	1
Tamport Co., Ltd.	Kita-ku, Osaka	5,434 million yen	Consumer finance	100.0	3
Sun Life Co., Ltd.	Takamatsu City, Kagawa	185 million yen	Consumer finance	100.0	4
POCKET CARD CO., LTD.	Minato-ku, Tokyo	11,268 million yen	Credit card	41.9 (41.9)	1, 5, 6
Do Financial Service Co., Ltd.	Minato-ku, Tokyo	1,000 million yen	Sales finance	100.0	
AZ Card Co., Ltd.	Hakata-ku, Fukuoka City	400 million yen	Credit card	66.0 (66.0)	5
PAL Servicer Co., Ltd.	Chiyoda-ku, Tokyo	500 million yen	Loan management and collection	100.0	
Sanyo Shinpan Servicer Co., Ltd.	Minato-ku, Tokyo	500 million yen	Loan management and collection	98.6 (98.6)	5
SANYO ASSET MANAGEMENT CO., LTD.	Minato-ku, Tokyo	3 million yen	Loan management and collection	100.0 (100.0)	5
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	3,000 million yen	Management of leased real estate	100.0	
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	390 million yen	Telemarketing, ATM management / administration and system development	100.0	
Asahi Enterprise Co., Ltd.	Chiyoda-ku, Tokyo	63 million	Investment in SANYO SHINPAN FINANCE CO., LTD	100.0	
POCKET DIRECT CO., LTD.	Minato-ku, Tokyo	40 million yen	Insurance brokerage, catalog sales	41.9 (41.9)	5, 6
Cau-ichi Co., Ltd.	Minato-ku, Tokyo	240 million yen	Information provision services using the Internet	100.0 (100.0)	5
PROMISE (HONG KONG) CO., LTD.	Hong Kong, China	HK$45 million	Consumer finance	100.0	
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290 million	Loan management and collection	100.0	
PROMISE (THAILAND) CO., LTD.	Bangkok, Thailand	THB560 million	Consumer finance	100.0	

Equity-Method Affiliates

Name	Location	Capital	Principal business	Percentage of voting rights	Notes
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	20,000 million yen	Consumer finance	50.0 (5.0)	2, 5
Sumisho Pocket Finance Corporation	Minato-ku, Tokyo	1,000 million yen	Consumer finance	49.9 (49.9)	5

Notes:
1. Special subsidiary
2. Jointly controlled company
3. Tamport Co., Ltd. changed its name from QUOQLOAN INC. on December 1, 2007 and terminated its loan business on the same day.
4. Sun Life Co., Ltd. terminated its loan business on November 1, 2007.
5. The figure in parentheses under "Percentage of voting rights" represents the percentage of indirectly owned voting rights.
6. Categorized as a subsidiary even though ownership does not exceed 50% because the Promise Group has effective control.

ON COURSE FOR DEVELOPING A SOUND FINANCIAL BASE



The Foundation for the Finances of Promise

Six-Year Summary (Consolidated Basis)

Promise Co., Ltd. and Consolidated Subsidiaries Years ended March 31

	Millions of Yen					
	2008	2007	2006	2005	2004	2003
Results of operations:						
Interest on consumer loans	**¥ 346,726**	¥ 344,797	¥ 360,589	¥ 352,330	¥ 368,663	¥ 381,126
Other operating income	**43,718**	23,746	19,749	14,769	14,119	19,624
Total operating income	**391,239**	368,916	381,297	369,860	390,981	410,619
Financial expenses	**20,197**	15,453	15,497	17,777	21,399	24,802
General and administrative expenses	**204,990**	312,455	171,920	124,462	128,148	145,509
Credit losses including provision for uncollectible loans	**102,458**	244,007	125,806	97,540	146,413	124,810
Total operating income	**328,265**	572,239	313,945	241,559	303,112	303,661
Operating profit (loss)	**62,974**	(203,323)	67,352	128,301	87,869	106,958
Income (loss) before income taxes and minority interests	**44,586**	(390,317)	71,332	127,174	79,138	105,806
Net income (loss)	**15,955**	(378,283)	42,047	75,379	41,576	60,716
Financial position:						
Consumer loans receivable: Principal	**¥1,747,736**	¥1,491,836	¥1,580,983	¥1,599,636	¥1,529,055	¥1,614,524
Allowance for credit losses (Current assets)	**343,576**	300,975	135,441	130,353	133,393	114,550
Total current assets	**1,823,888**	1,436,829	1,598,528	1,643,604	1,573,563	1,737,506
Total investments and advances	**112,638**	49,607	74,815	51,486	55,322	65,249
Property and equipment, net	**71,648**	73,247	76,728	79,528	79,637	39,008
Fixed leasehold deposits	**10,881**	9,857	10,115	10,525	10,199	13,590
Total assets	**2,019,055**	1,569,540	1,760,186	1,785,143	1,718,721	1,855,353
Short-term borrowings and current portion of long-term debt	**489,887**	318,109	334,833	320,831	264,390	305,745
Total current liabilities	**642,979**	419,429	409,714	367,633	323,226	366,319
Long-term liabilities	**755,155**	578,281	549,950	595,425	739,643	848,341
Total long-term liabilities	**957,191**	763,939	562,054	612,669	758,828	870,924
Total net assets	**418,885**	386,172	776,358	793,987	636,667	618,110
Other financial data and indicators:						
Depreciation and amortization	**¥ 7,758**	¥ 7,525	¥ 9,243	¥ 6,870	¥ 6,768	¥ 8,714
Ratio of consolidated to non-consolidated operating income (Times)	**1.42**	1.23	1.23	1.18	1.21	1.25
Ratio of consolidated to non-consolidated net income (Times)	**2.54**	1.00	1.02	1.10	0.84	0.98
Return on equity (ROE) (%)	**4.20**	–65.48	5.35	10.53	6.62	10.17
Return on assets (ROA) (%)	**0.88**	–22.72	2.37	4.30	2.32	3.29
Amount per share (Yen):						
Net income (loss):						
Basic	**¥ 125.81**	¥ (2,982.87)	¥ 321.38	¥ 576.05	¥ 342.19	¥ 483.62
Diluted	**—**	—	—	575.88	—	—
Cash dividends	**40.00**	105.00	105.00	105.00	100.00	100.00

Notes: 1. Depreciation and amortization on the consolidated statements of cash flows excludes new common stock issue expense and amortization expenses.
2. Net income (loss), basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share."
3. Effective from the year ended March 31, 2007, the Company applied a new accounting standard for presentation of net assets in the balance sheet and the related implementation guidance. Due to this accounting standard, minority interest is now presented as a component of net assets.

Overview

+1.3%

Increasingly uncertain economic outlook in Japan

In the fiscal year ended March 31, 2008, the net growth rate for Japan's GDP recorded +1.3%. The soaring cost of crude oil and raw materials along with the increased value of the Japanese yen produced signs of an economic slowdown, such as sluggishness of both corporate earnings and capital expenditures. Furthermore, the economic outlook is becoming increasingly unclear due to various factors, such as the abolition of the fixed-rate tax reduction system, sluggish individual income, the stalling economy in the U.S. caused by the subprime loan crisis, and persistently high prices of crude oil and other raw materials.

–10.4%

Voluntary bankruptcies declined and interest repayment remained high

The number of petitions for voluntary bankruptcy in Japan decreased by 10.4%, to 143,947 in the period, making fiscal 2008 the fourth consecutive year this figure had declined. Moreover, the number of interest repayment claims was still high.

In the consumer finance industry, the first stage of enforcement of the Money Lending Business Control and Regulation Law as amended began in December 2007. This law has imposed rigorous restrictions on loan collection activities, established an administrative system for ordering business improvements and mandated other changes. By 2010, this law will enforce the reduction of a maximum interest rate and limit the total amount of loans from all companies to each borrower. This will make the operating environment in the consumer finance industry even more challenging.

Against this backdrop, Promise Group has been taking various actions to increase the scale of marketing, in addition to pursuing cost effectiveness. In particular, the Group is taking full advantage of its business alliance with SMFG and the inclusion of SANYO SHINPAN in the Group.

Operating Income

¥391.2 billion

Operating income increased due to newly consolidated companies and growth of the loan guarantee business

Consolidated operating income increased 6.1%, to ¥391.2 billion, due to an increase of consumer loans outstanding as well as a growth of loan guarantees, resulting from the acquisition of the SANYO SHINPAN group following a friendly takeover bid during the fiscal year ended March 31, 2008.

In addition to an increase of consumer loans outstanding, interest on consumer loans increased 0.6% to 346.7 billion. The Group has been steadily increasing the balance of loans guaranteed, mainly by guaranteeing the consumer loans of SMBC and its subsidiary, At-Loan. Furthermore, due to the consolidation of the SANYO SHINPAN group, the Promise Group's balance of loan guarantees increased 142.3% to ¥423.2 billion as of the end of March 2008. These are major factors for earnings growth.

Aiming to expand its top level businesses, the Group has been diversifying its profit structure through combining its own expertise with the strengths of alliance partners.


Total Operating Income
(Years ended March 31)
(¥ billion)
500
400
300
200
100
0
04
05
06
07
08


Net Income (Loss)
(Years ended March 31)
(¥ billion)
100
50
0
–300
–400
04
05
06
07
08


Consumer Loans Outstanding
(As of March 31)
(¥ billion)
2,000
1,500
1,000
500
0
04
05
06
07
08

Operating Expenses

¥328.3 billion
Loan losses and interest repayments decreased enormously

Operating expenses dropped 42.6%, to ¥328.3 billion, primarily because of the large decline in loan losses and interest repayment expenses as the number of interest repayment claims remained high, and signs emerged that indicated the peak might have passed. Loan losses and interest repayments were the largest component of operating expenses, which also included financial expenses and personnel costs. Financial expenses increased by 30.7%, to ¥20.2 billion, rising from 2.7% to 6.2% of total operating expenses. Due to the inclusion of the SANYO SHINPAN group, personnel costs increased 14.3%, to ¥41.2 billion, rising from 6.3% to 12.6% of total operating expenses.

45.8%
Shares of loan losses and interest repayments declined in total operating expenses

Loan losses decreased at an annual rate of 58.0%, to ¥102.5 billion, or from 42.6% to 31.2% of total operating expenses in the previous period and the current period, respectively. This was because the net change in the allowance for credit losses in respect of loan losses was a decrease of ¥181.6 billion, while loan losses increased ¥40.0 billion. The increase in loan losses was influenced by an increase of ¥34.7 billion resulting from the consolidation of the SANYO SHINPAN group in the second half of the current period.

Total expenses for interest repayments decreased 67.9% annually, to ¥48.0 billion, or from 26.2% to 14.6% of total operating expenses. Although the consolidation of the SANYO SHINPAN group caused an increase of interest repayments ¥51.2 billion, to ¥87.0 billion, there was a net decrease of ¥153.0 billion in the allowance for losses on interest repayments.

The aggregate sum of total expenses for loan losses and total expenses for interest repayments was ¥150.5 billion, which remained at a level of 45.8% of total operating expenses.

Earnings

¥16.0 billion
Consolidated net income recorded ¥16.0 billion

A consolidated operating profit of ¥63.0 billion and a current net income of ¥16.0 billion were reported, while losses were reported in both during the previous period. Earnings benefited from the growth in operating income and the reduction in costs, including advertising expenses and other expenses. Additionally, these losses were not caused in the current period, such as those included in the previous period for the addition to allowance for losses on both operating expenses and extraordinary losses, which were caused by a revision in the calculating method of provision for losses on interest repayments.

Financial Position

¥418.8 billion
Net assets increased principally due to the first recording of the SANYO SHINPAN group's newly consolidation

The total assets as of the end of the current period recorded ¥2,019.1 billion, an increase ¥449.5 billion from a year before. The main reason was the increase of ¥255.9 billion in consumer loans outstanding that accounted for 86.6% of total assets,

Total Assets
(As of March 31)


(¥ billion)
2,500
2,000
1,500
1,000
500
0
04
05
06
07
08
Fixed Assets
Current Assets

Total Assets Turnover
(Years ended March 31)


(Times)
0.4
0.3
0.2
0.1
0
04
05
06
07
08

ROA
(Years ended March 31)


(%)
5
0
-5
-10
-15
-20
-25
04
05
06
07
08

originated from the consolidation of the SANYO SHINPAN group. Growth in assets also reflects increases of ¥65.2 billion in cash and cash equivalents, ¥63.4 billion in notes and accounts receivable, and ¥60.1 billion in goodwill, respectively.

Although consumer loans outstanding continued to decline, the Group maintained a high level of liquidity against the uncertain outlook for the operating environment. Consequently, interest-bearing liabilities, such as short- and long-term loans and bonds, increased to ¥1,254.7 billion. Under the former criteria, interest-bearing liabilities increased ¥29.7 billion, to ¥926.1 billion, while the SANYO SHINPAN group added ¥328.6 billion, under the new consolidation basis. The increase under the former criteria was attributable mainly to a bridge loan of ¥100.0 billion for the acquisition of the SANYO SHINPAN resulting from a friendly takeover bid.

In current liabilities, along with the ¥15.1 billion increase in short-term allowance for losses on interest repayments to ¥87.7 billion, there was a ¥6.1 billion provision for losses on business restructuring expenses for the integration of the SANYO SHINPAN group, and current liabilities resulted in ¥643.0 billion, a 53.3% annual increase.

Long-term liabilities increased ¥193.3 billion, to ¥957.2 billion. Among the increases, in addition to the consolidation of the SANYO SHINPAN group, a long-term debt of ¥176.9 billion was mainly attributable to the Promise Group for the issuance of overseas bonds and other actions to diversify its financing sources.

Net assets increased annually by ¥32.7 billion, to ¥418.9 billion, mainly because of a ¥32.3 billion increase in minority interests. The equity ratio declined by 5.3 points, to 18.8%, at the end of the current period. This was due to the dilution resulting from the consolidation of the SANYO SHINPAN group. The equity ratio of the SANYO SHINPAN group was 10.8%, well below that of the Promise Group under the former criteria.

Funding Instruments

68.7%

Substantially fixed-rate funding ratio remained at a high level

The interest-bearing liabilities of the current period increased considerably to ¥1,254.7 billion. Specifically, short- and long-term loans were ¥845.1 billion, or 67.4% of total interest-bearing liabilities, bonds and asset-backed securities were ¥374.9 billion, and ¥9.7 billion, respectively. Furthermore, short- and long-term funding were ¥262.5 billion and ¥992.2 billion, or 20.9% and 79.1% of the total interest-bearing liabilities, respectively.

As a result of issuing US$500 million of straight bonds in June 2007, the direct funding ratio increased from 26.8% to 32.6%. The average nominal interest rate of funding on the consolidated base, including at the SANYO SHINPAN group, increased from 1.51% to 1.75%, due to the increase of market interest rates in Japan during the current period.

The ratio of funding under the substantially fixed interest rates remained high at 68.7%, even though it was declining due to the increase of short-term funding.

Cash Flow Analysis

+¥65.2 billion

Cash and cash equivalents increased because of the SANYO SHINPAN group's consolidation

Consolidated cash and cash equivalents increased ¥65.2 billion, or 46.6%, to ¥205.1 billion, at the end of March 2008, from the previous year. The increase included an additional ¥63.8 billion in cash and cash equivalents from the consolidation of the SANYO SHINPAN group.

ROE
(Years ended March 31)



(%)
20
0
-20
-40
-60
-80
04
05
06
07
08

Net Assets / Equity Ratio
(As of March 31)



(%)
800
600
400
200
0
50
40
30
20
10
0
04
05
06
07
08
Net Assets
Equity Ratio

Interest-Bearing Debt / Debt-to-Equity Ratio
(As of March 31)



(Times)
1,500
1,200
900
600
300
0
4.0
3.0
2.0
1.0
0
04
05
06
07
08
Interest-Bearing Debt
Debt-to-Equity Ratio

Net cash provided by operating activities increased ¥29.7 billion, from ¥86.6 billion to ¥116.3 billion. Major causes were the decrease of both ¥188.5 billion in consumer loan receivables and ¥80.9 billion in allowance for credit losses in the non-cash account, and the increase of income before income taxes by ¥434.9 billion.

Net cash used in investments increased considerably, by ¥121.4 billion from ¥5.1 billion to ¥126.5 billion, mainly because of the acquisition of shares of SANYO SHINPAN.

Net cash provided by financing activities was ¥13.1 billion, a net improvement of ¥19.0 billion, from the negative cash flow of ¥5.9 billion a year before. It was primarily due to net proceeds of ¥51.6 billion from the issuance of bonds, and a net decrease of ¥29.3 billion in loans outstanding, conducted under the policy of increasing cash reserves.

Outlook for Fiscal Year Ending March 31, 2009

+1.7%

Aiming for growth in operating income

The SANYO SHINPAN group will make its first full fiscal-year contribution to consolidated results as of the end of March 2009, since the current period included the operations of this group in the second half only. Thus, a direct comparison between the two fiscal periods is not possible.

Consumer loans outstanding are expected to decrease 10.6% annually, to ¥1,563.3 billion, as of the end of March 2009, because the Promise Group is applying rigorous criteria for loan approvals to improve the quality of its loan portfolio. The Group estimates that a high level of loan losses will continue. Therefore, operating income is estimated at ¥397.9 billion, an increase of 1.7% year on year. The Promise Group commits to take necessary actions to prepare for the full enforcement in 2010 of the Money Lending Business Control and Regulation Law. Goals include successfully completing the SANYO SHINPAN group's integration; building a powerful base of operations; enhancing the business alliance with SMFG; diversifying profit structure by starting new businesses, such as settlement services for the automotive and internet businesses; and rebuilding the consumer finance business. Based on the outlook for reducing expenses for loan losses and interest repayments, the Promise Group forecasts an operating profit of ¥41.0 billion and a net income of ¥13.0 billion.

The above forward-looking statements are based on our current expectations, estimates and projections about the industry and the Promise Group itself, in accordance with the information available when operating results for the current period were announced, management's beliefs, and certain assumptions made by the Group. These statements are not guarantees of future results and are subject to risks and uncertainties that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors.

Cash Dividends per Share
(Years ended March 31)


(¥)
120
100
80
60
40
20
0
04
05
06
07
08

Net Income (Loss) per Share
(Years ended March 31)


(¥)
1,000
500
0
-2,000
-3,000
04
05
06
07
08

Net Assets per Share
(As of March 31)


(¥)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
04
05
06
07
08

The following is a discussion of the major factors which may have an impact on the business, performance, and financial condition of the Promise Group. Being fully aware of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group.

Risk of Administrative Measures Due to a Violation

The consumer finance companies in the Promise Group must comply with the business regulations imposed by the Money Lending Business Control and Regulation Law, such as prohibition of excessive lending and other actions, requirement to provide written loan contracts, restrictions on loan collection activities, and so on. The Financial Services Agency, which regulates the consumer finance industry in Japan, may impose administrative measures, such as a whole or partial suspension of business operations or the cancellation of registration as a moneylender, if a company should violate provisions of the Money Lending Business Control and Regulation Law.

Risk of Credit Crunch Caused by Reduction in Maximum Interest Rate

When all the provisions of Money Lending Business Control and Regulation Law are enforced in 2010, the maximum interest rate prescribed by the Capital Subscription Law, which is currently 29.2%, will be lowered to the same level as the maximum rate prescribed by the Interest Rate Restriction Law. In addition, the transactions of deemed repayments will also be abolished. Consequently, all consumer finance companies will no longer be able to charge lending rates that exceed the limits prescribed by the Interest Rate Restriction Law. Specifically, these limits are annual rates of 20% for loans with a principal up to ¥100,000, 18% for loans with a principal equal to or more than ¥100,000 and less than ¥1 million, and 15% for loans with a principal of ¥1 million or more. In the case that consumer finance companies respond to these lower rates by adopting more rigorous credit policies, there is concern of a credit crunch in the consumer finance market and an increase in credit costs may be realized.

Risk of Credit Cost Rise Due to the Increase of Interest Repayments

Recently, there have been increasing demands for strict interpretation of the conditions concerning the transactions of deemed repayments, and the legal processes for loan restructuring that include claims for the repayment of the portion of interest that exceeds the maximum interest rates in the Interest Rate Restriction Law. The Promise Group maintains allowances for both interest repayments and credit losses based on reasonable methods that are authorized by the auditing firm as protection against possible future interest repayments. However, there is a risk that interest repayments may exceed the estimated amount of repayments, and as the result, an increase in credit costs may occur.

Risk of Increase in Funding Costs

The Promise Group is diversifying its funding sources and using long-term, fixed-rate instruments in response to the current upturn in market interest rates. In order to diversify funding sources, the Group issues bonds, CPs, loans from financial institutions, syndicated loans and other financial instruments. In addition, the Group utilizes interest rate caps, interest rate swaps and other methods to fix interest rates. Although the Group currently has no difficulty in funding, there may be an increase in funding costs if market interest rates rise faster than expected.

Risk of the Group's Strategies Not Achieving the Expected Results

In order to achieve its strategic objectives, the Group has a policy to develop alliances or other agreements with business partners, such as Sumitomo Mitsui Financial Group. Rapid changes in the operating environment, however, may prevent the Group's strategies from bringing about the expected results.

Furthermore, to increase its corporate value, the Group may continue to acquire other companies following the consolidation of the SANYO SHINPAN group, and establish business alliances that include joint investments. These acquisitions and alliances may have a temporary negative impact on the Group's operating results or may not produce the expected benefits.

Other Risks

Other risks that the Group is exposed to include, but are not limited to, the management of personal data and compliance with the Private Information Protection Law, computer system troubles, country risks, and so on.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
ASSETS			
Current assets:			
Cash and cash equivalents (Note 4)	**¥ 205,052**	¥ 139,853	**$ 2,046,635**
Time deposits (Note 11)	**1,865**	1,912	**18,614**
Receivables and consumer loans:			
Notes and accounts receivable	**66,380**	3,013	**662,542**
Consumer loans receivable (Notes 5 and 11):			
Principal	**1,747,736**	1,491,836	**17,444,216**
Accrued interest income	**20,421**	14,428	**203,826**
Less: Allowance for credit losses (Note 6)	**(343,576)**	(300,975)	**(3,429,250)**
	1,490,961	1,208,302	**14,881,334**
Prepaid expenses	**2,181**	1,657	**21,766**
Deferred tax assets (Note 20)	**46,058**	59,649	**459,714**
Other current assets	**77,771**	25,456	**776,237**
Total current assets	**1,823,888**	1,436,829	**18,204,300**
Investments and advances:			
Investments in securities (Note 7)	**12,760**	23,067	**127,362**
Investments in and advances to unconsolidated subsidiaries and affiliates	**15,629**	14,586	**155,991**
Investments in equity other than capital stock	**18**	4	**176**
Long-term prepaid expenses	**1,256**	580	**12,535**
Goodwill	**60,576**	516	**604,619**
Deferred tax assets (Note 20)	**2,357**	664	**23,534**
Other investments and advances	**20,425**	10,423	**203,842**
Less: Allowance for credit losses (Note 6)	**(383)**	(233)	**(3,820)**
Total investments and advances	**112,638**	49,607	**1,124,239**
Property and equipment, net (Notes 9 and 11)	**71,648**	73,247	**715,122**
Fixed leasehold deposits (Note 10)	**10,881**	9,857	**108,607**
Total assets	**¥2,019,055**	¥1,569,540	**$20,152,268**

The accompanying notes are an integral part of these financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 11)	**¥ 237,492**	¥ 137,123	**$ 2,370,424**
Current portion of long-term debt (Note 11)	**227,395**	180,986	**2,269,642**
Accounts payable	**21,909**	11,892	**218,677**
Accrued income taxes (Note 20)	**6,196**	1,096	**61,852**
Accruals for debt guarantees (Note 2 (12))	**14,902**	4,761	**148,745**
Accrued expenses	**9,678**	7,261	**96,596**
Allowance for losses on interest repayments (Note 2 (14))	**87,693**	72,600	**875,268**
Commercial paper	**25,000**	—	**249,525**
Allowance for point services (Note 2 (15))	**771**	—	**7,697**
Allowance for business restructuring expense (Note 2 (16))	**6,076**	—	**60,654**
Other current liabilities	**5,867**	3,710	**58,517**
Total current liabilities	**642,979**	419,429	**6,417,597**
Long-term liabilities:			
Long-term debt (Note 11)	**755,155**	578,281	**7,537,231**
Non-current accounts payable	**—**	156	**—**
Accrued severance indemnities (Note 12)	**4,345**	1,947	**43,368**
Allowance for losses on interest repayments (Note 2 (14))	**196,194**	178,410	**1,958,224**
Deferred tax liabilities (Note 20)	**157**	3,847	**1,574**
Other long-term liabilities	**1,340**	1,298	**13,364**
Total long-term liabilities	**957,191**	763,939	**9,553,761**
Commitments and contingent liabilities (Notes 5, 11 and 14)			
NET ASSETS			
Shareholders' equity (Notes 2 (23) and 17):			
Common stock: Authorized—300,000,000 shares Issued—134,866,665 shares	**80,738**	80,738	**805,845**
Capital surplus	**138,413**	138,414	**1,381,509**
Retained earnings	**217,327**	211,019	**2,169,153**
Less: Treasury stock—8,048,944 shares	**(57,424)**	(57,423)	**(573,154)**
Total shareholders' equity	**379,054**	372,748	**3,783,353**
Revaluation and translation adjustments:			
Net unrealized gain on securities	**96**	5,607	**967**
Net deferred hedge losses	**(7)**	(20)	**(72)**
Foreign currency translation adjustments	**173**	576	**1,723**
Total revaluation and translation adjustments	**262**	6,163	**2,618**
Minority interests	**39,569**	7,261	**394,939**
Total net assets	**418,885**	386,172	**4,180,910**
Total liabilities and net assets	**¥2,019,055**	¥1,569,540	**$20,152,268**

Consolidated Statements of Income (Loss)

Promise Co., Ltd. and Consolidated Subsidiaries For the years ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
Operating income:			
Interest on consumer loans	**¥346,726**	¥ 344,797	**$3,460,685**
Sales	**795**	373	**7,939**
Other operating income (Note 16)	**43,718**	23,746	**436,360**
Total operating income	**391,239**	368,916	**3,904,984**
Operating expenses:			
Financial expenses (Note 17)	**20,197**	15,453	**201,596**
Cost of sales	**620**	324	**6,180**
General and administrative expenses (Note 18)	**204,990**	312,455	**2,046,017**
Credit losses including allowance for uncollectible loans (Note 6)	**102,458**	244,007	**1,022,640**
Total operating expenses	**328,265**	572,239	**3,276,433**
Operating profit (loss)	**62,974**	(203,323)	**628,551**
Other income (expenses):			
Interest and dividend income on investments	**410**	284	**4,100**
Interest expense	**(893)**	(31)	**(8,921)**
Equity in earnings of Tokumei Kumiai	**164**	66	**1,646**
Net gain on sales of investments in securities (Note 7)	**602**	2,900	**6,011**
Loss on valuation of investments in securities (Note 7)	**(4,027)**	(5,599)	**(40,202)**
Net loss on sales or disposal of property and equipment	**(1,468)**	(553)	**(14,657)**
Fee expense	**(526)**	—	**(5,256)**
Bad debt expense	**(195)**	—	**(1,946)**
Loss on business restructuring expenses	**(1,113)**	—	**(11,113)**
Loss on sales of investments in subsidiaries	**(1,692)**	—	**(16,894)**
Loss on interest repayments for prior years	**(1,194)**	—	**(11,924)**
Loss on valuation of investments in subsidiaries	**(555)**	—	**(5,544)**
Provision for losses on business restructuring expenses	**(4,861)**	—	**(48,523)**
Impairment loss (Note 19)	**(1,842)**	(11,910)	**(18,394)**
Loss on sales of credit	**(3,620)**	(427)	**(36,132)**
Reversal of accruals for loss guarantees (Note 2 (13))	**—**	220	**—**
Reversal of accruals for debt guarantees	**—**	1,584	**—**
Equity in net gain of affiliated companies	**1,938**	945	**19,352**
Reversal of accruals for retirement benefits for directors and corporate auditors	**485**	—	**4,847**
Expense for relocation of offices	**(52)**	(203)	**(521)**
Allowance for losses on interest repayments (Note 2 (14))	**—**	(174,944)	**—**
Other, net	**51**	674	**526**
Total other income (expenses), net	**(18,388)**	(186,994)	**(183,545)**
Income (loss) before income taxes and minority interests	**44,586**	(390,317)	**445,015**
Income taxes (Note 20):			
Current	**4,602**	4,587	**45,940**
Prior years	**4,949**	—	**49,396**
Deferred	**17,367**	(11,883)	**173,342**
	26,918	(7,296)	**268,678**
Minority interests in net income (loss) of consolidated subsidiaries	**1,713**	(4,738)	**17,090**
Net income (loss)	**¥ 15,955**	¥(378,283)	**$ 159,247**

	Yen		U.S. Dollars (Note 3)
Amount per share (Note 23):			
Net income (loss):			
Basic	**¥125.81**	¥(2,982.87)	**$1.25**
Diluted	**—**	—	**—**
Cash dividends	**40.00**	105.00	**0.39**
Weighted average number of shares (Thousands):			
Basic	**126,817**	126,819	
Diluted	**—**	—	

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

Promise Co., Ltd. and Consolidated Subsidiaries For the years ended March 31, 2008 and 2007

		Millions of Yen										
		Shareholders' equity					Revaluation and translation adjustments					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total revaluation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	134,866,665	¥80,738	¥138,414	¥602,908	¥(57,419)	¥764,641	¥11,607	¥—	¥110	¥11,717	¥12,060	¥788,418
Net loss	—	—	—	(378,283)	—	(378,283)	—	—	—	—	—	(378,283)
Cash dividends paid	—	—	—	(13,316)	—	(13,316)	—	—	—	—	—	(13,316)
Bonuses to directors and corporate auditors	—	—	—	(79)	—	(79)	—	—	—	—	—	(79)
Decrease due to inclusion of a company in consolidation	—	—	—	(211)	—	(211)	—	—	—	—	—	(211)
Purchase of treasury stock	—	—	—	—	(4)	(4)	—	—	—	—	—	(4)
Sales of treasury stock	—	—	(0)	—	0	0	—	—	—	—	—	0
Changes of items other than shareholders' equity	—	—	—	—	—	—	(6,000)	(20)	466	(5,554)	(4,799)	(10,353)
Balance at March 31, 2007	134,866,665	¥80,738	¥138,414	¥211,019	¥(57,423)	¥372,748	¥5,607	¥(20)	¥576	¥6,163	¥7,261	¥386,172
Net income	—	—	—	**15,955**	—	**15,955**	—	—	—	—	—	**15,955**
Cash dividends paid	—	—	—	**(9,194)**	—	**(9,194)**	—	—	—	—	—	**(9,194)**
Bonuses to directors and corporate auditors	—	—	—	—	—	—	—	—	—	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	—	**(451)**	—	**(451)**	—	—	—	—	—	**(451)**
Purchase of treasury stock	—	—	—	—	**(2)**	**(2)**	—	—	—	—	—	**(2)**
Others	—	—	—	**(2)**	—	**(2)**	—	—	—	—	—	**(2)**
Sales of treasury stock	—	—	**(1)**	—	**1**	**0**	—	—	—	—	—	**0**
Changes of items other than shareholders' equity	—	—	—	—	—	—	**(5,511)**	**13**	**(403)**	**(5,901)**	**32,308**	**26,407**
Balance at March 31, 2008	**134,866,665**	**¥80,738**	**¥138,413**	**¥217,327**	**¥(57,424)**	**¥379,054**	**¥ 96**	**¥ (7)**	**¥173**	**¥ 262**	**¥39,569**	**¥418,885**

	Thousands of U.S. Dollars (Note 3)										
	Shareholders' equity					Revaluation and translation adjustments					
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total revaluation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	$805,845	$1,381,514	$2,106,187	$(573,142)	$3,720,404	$55,961	$(193)	$5,747	$61,515	$72,475	$3,854,394
Net income	—	—	**159,247**	—	**159,247**	—	—	—	—	—	**159,247**
Cash dividends paid	—	—	**(91,768)**	—	**(91,768)**	—	—	—	—	—	**(91,768)**
Bonuses to directors and corporate auditors	—	—	—	—	—	—	—	—	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	**(4,495)**	—	**(4,495)**	—	—	—	—	—	**(4,495)**
Purchase of treasury stock	—	—	—	**(22)**	**(22)**	—	—	—	—	—	**(22)**
Others	—	—	**(18)**	—	**(18)**	—	—	—	—	—	**(18)**
Sales of treasury stock	—	**(5)**	—	**10**	**5**	—	—	—	—	—	**5**
Changes of items other than shareholders' equity	—	—	—	—	—	**(54,994)**	**121**	**(4,024)**	**(58,897)**	**322,464**	**263,567**
Balance at March 31, 2008	**$805,845**	**$1,381,509**	**$2,169,153**	**$(573,154)**	**$3,783,353**	**$ 967**	**$ (72)**	**$1,723**	**$ 2,618**	**$394,939**	**$4,180,910**

The accompanying notes are an integral part of these financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	**2008**
Operating activities:			
Income (loss) before income taxes and minority interests	**¥ 44,586**	¥(390,317)	**$ 445,015**
Adjustments for:			
Depreciation and amortization	**7,758**	7,525	**77,435**
Increase (decrease) in allowance for credit losses	**(80,887)**	165,509	**(807,336)**
Impairment loss	**1,842**	11,910	**18,395**
Increase (decrease) in accrued severance indemnities	**2,397**	(523)	**23,925**
Equity in earnings of Tokumei Kumiai	**(164)**	(66)	**(1,647)**
Net gain on sales of investments in securities	**(602)**	(2,900)	**(6,012)**
Net loss on sales or disposal of property and equipment	**1,473**	553	**14,700**
Equity in net gain of affiliated companies	**(1,938)**	(945)	**(19,352)**
Increase in accruals for debt guarantees	**4,216**	375	**42,088**
Increase (decrease) in allowance for losses on interest repayments	**(38,069)**	227,040	**(379,972)**
Decrease in accruals for loss guarantees	**—**	(2,000)	**—**
Loss on valuation of investments in securities	**4,027**	5,599	**40,203**
Decrease in consumer loans receivable: Principal	**188,525**	89,767	**1,881,683**
Decrease (increase) in notes and accounts receivable	**(4,272)**	2,242	**(42,641)**
Decrease (increase) in accounts payable	**(1,413)**	2,323	**(14,111)**
Increase in claim for indemnities	**(6,027)**	(4,918)	**(60,162)**
Decrease (increase) in purchased receivables	**(7,761)**	5,170	**(77,647)**
Income taxes paid	**(3,095)**	(30,330)	**(30,895)**
Increase in allowance for business restructuring expenses	**4,861**	—	**48,523**
Loss on sales of investments in subsidiaries	**1,692**	—	**16,895**
Income taxes refunded	**4,361**	—	**43,535**
Other, net	**(5,211)**	574	**(51,833)**
Net cash provided by operating activities	**116,299**	86,588	**1,160,789**
Investing activities:			
Payment for purchase of property and equipment	**(1,657)**	(2,224)	**(16,539)**
Proceeds from sales of property and equipment	**239**	78	**2,389**
Payment for purchase of intangible fixed assets	**(4,166)**	(2,775)	**(41,586)**
Payment for purchase of investments in securities	**—**	(28)	**—**
Proceeds from sales of investments in securities	**1,259**	3,801	**12,571**
Payment for purchase of shares of subsidiaries	**(1,808)**	(5,117)	**(18,054)**
Payment for purchase of shares of subsidiaries resulting from the change in scope of consolidation (Notes 2 (25) and 25)	**(122,180)**	—	**(1,219,489)**
Proceeds from sales of shares of subsidiaries	**799**	—	**7,979**
Increase in loans	**(3,755)**	(151)	**(37,484)**
Decrease in loans	**582**	78	**5,819**
Decrease in other investments	**4,222**	1,219	**42,141**
Net cash used in investing activities	**(126,465)**	(5,119)	**(1,262,253)**
Financing activities:			
Proceeds from long-term debt	**54,661**	153,893	**545,584**
Repayments of long-term debt	**(176,933)**	(143,198)	**(1,765,974)**
Proceeds from issuance of bonds, net of expenses	**104,713**	59,684	**1,045,147**
Redemption of bonds	**(53,100)**	(55,000)	**(529,993)**
Increase (decrease) in short-term borrowings	**92,973**	(4,313)	**927,968**
Increase in treasury stock	**(2)**	(5)	**(25)**
Cash dividends paid	**(9,206)**	(13,316)	**(91,890)**
Repurchase of stocks from minority shareholders	**—**	(3,619)	**—**
Net cash provided by (used in) financing activities	**13,106**	(5,874)	**130,817**
Effect of exchange rate changes on cash and cash equivalents	**(55)**	92	**(551)**
Net increase in cash and cash equivalents	**2,885**	75,687	**28,802**
Cash and cash equivalents at beginning of the year	**139,853**	63,851	**1,395,880**
Effect of the increase in scope of consolidated subsidiaries	**63,762**	315	**636,406**
Effect of the decrease in scope of exclusion of consolidated subsidiaries	**(1,448)**	—	**(14,453)**
Cash and cash equivalents at end of the year	**¥ 205,052**	¥ 139,853	**$ 2,046,635**
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	**¥ 20,015**	¥ 14,706	**$ 199,774**

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

The accounting records of Promise Co., Ltd. (the "Company") and its domestic consolidated subsidiaries are maintained in accordance with the provisions set forth in the Corporation Law of Japan (the "Corporation Law") and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries consolidated with the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. Financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese accounting principles.

Certain account balances, as disclosed in the basic consolidated financial statements in Japan, have been summarized or reclassified to the extent deemed necessary to enable presentation in a form which is more familiar to readers outside Japan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Significant Accounting Policies

The Company had 32 subsidiaries and 3 affiliates as of March 31, 2008 and 18 subsidiaries and 2 affiliates as of March 31, 2007. The accompanying consolidated financial statements include the accounts of the Company and 18 of its subsidiaries (together, the "Companies") as of March 31, 2008 and 2007, which are listed below:

Name	Country of Incorporation	Fiscal year-end
SANYO SHINPAN FINANCE CO., LTD. *1,4,7	Japan	March 31
At-Loan Co., Ltd. *1	Japan	March 31
Tamport Co., Ltd. *2	Japan	March 31
Sun Life Co., Ltd. *3	Japan	March 31
POCKET CARD CO., LTD. *1,4,5,7	Japan	February 29
Do Financial Service Co., Ltd. *6	Japan	March 31
AZ Card Co., Ltd. *7	Japan	March 31
PAL Servicer Co., Ltd.	Japan	March 31
Sanyo Shinpan Servicer Co., Ltd. *7	Japan	March 31
SANYO ASSET MANAGEMENT CO., LTD. *7	Japan	March 31
PAL Life Co., Ltd.	Japan	March 31
Net Future Co., Ltd.	Japan	March 31
Asahi Enterprise Co., Ltd. *7	Japan	March 31
POCKET DIRECT CO., LTD. *5,7	Japan	February 29
Cau-ichi Co., Ltd. *6	Japan	December 31
PROMISE (HONG KONG) CO., LTD.	Hong Kong	December 31
Liang Jing Co., Ltd.	Taiwan	December 31
PROMISE (THAILAND) CO., LTD.	Thailand	December 31

*1. Special subsidiary
*2. Tamport Co., Ltd. was changed its name from QUOQLOAN INC. on December 1, 2007 and terminated its loan business the same day.
*3. Sun Life Co., Ltd. terminated its loan business on November 1, 2007.
*4. The company submits a Securities Report (*Yuka Shoken Hokokusho*).
*5. Categorized as a subsidiary even though ownership does not exceed 50% because the Promise Group has effective control.
*6. Due to the increased materiality of its business operations, Do Financial Service Co., Ltd., and Cau-ichi Co., Ltd. have been included in the scope of consolidation commencing with the fiscal consolidated year of 2008.
*7. Newly consolidated subsidiaries that were included in consolidation effective from the first half under review due to the acquisition of their stock by the Company of SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD., AZ Card Co., LTD., Sanyo Shinpan Servicer Co., Ltd., SANYO ASSET MANAGEMENT CO., LTD., Asahi Enterprise Co., Ltd. and POCKET DIRECT CO., LTD.

The remaining 14 unconsolidated subsidiaries at March 31, 2008 were not consolidated because their aggregate amounts of sales, assets, net income and retained earnings (for net income and retained earnings, amounts corresponding to ownership) were not material to the consolidated results of operations, total assets, net income and retained earnings, respectively.

On the acquisition of a subsidiary, all of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair value.

Any material difference between the cost of investment in a subsidiary and the equity in its net assets at the date of acquisition, which is presented as "Goodwill" on the consolidated balance sheets is amortized over 10 years.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated. The amounts of certain subsidiaries have been included in consolidation on the basis of their fiscal periods ended December 31 and February 29.

(2) Application of the Equity Method

Investments in companies that the Company has significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. An affiliate accounted for under the equity method is listed below:

Name	Country of incorporation	Equity ownership percentage at March 31, 2008	Fiscal year-end
MOBIT CO., LTD.	Japan	50.00%	March 31
Sumisho Pocket Finance Corporation	Japan	49.90%	March 31

Effective from the first half ended September 30, 2007, Sumisho Pocket Finance Corporation, an affiliate of SANYO SHINPAN FINANCE CO., LTD., is included in affiliates accounted for by the equity method, as SANYO SHINPAN become a consolidated subsidiary.

Under the equity method, investments are stated at cost plus/minus the Company's equity in undistributed earnings (losses).

Any material difference between the cost of investment in an affiliated company and the equity in its net assets at the date of acquisition is amortized over 10 years.

Investments in unconsolidated subsidiaries and the remaining affiliates are carried at cost and are not adjusted for equity in earnings (losses) of such subsidiaries and affiliates for each period because the effect of applying the equity method is not material.

(3) Translation of Foreign Currency Financial Statements

The accounts of the overseas consolidated subsidiaries are translated into Japanese yen by the methods prescribed under the statements issued by the Business Accounting Deliberation Council of Japan. Under this method, balance sheet accounts are translated at current rates, shareholders' equity is translated at the historical rate and revenues and expenses are translated at the average rate for the respective periods.

Differences arising from the translations are recorded as "Foreign currency translation adjustments" in net assets.

(4) Recognition of Revenues

Interest income

Interest income on consumer loans is recognized when collections are made during each fiscal period. At the end of each fiscal period, the accrual basis is used to reflect the interest income earned, in accordance with Japanese tax practices, at the lower of interest rates provided by the Interest Rate Restriction Law of Japan or contracted interest rates and any excess of contractual rates over statutory rates is not reflected for accounting purposes.

Other operating income

Loan guarantee fees are recognized based on the remaining balance of the guarantee. Commissions on credit card shopping service from customers are recognized based on the remaining balance of the loans or the rule of 78 (seventy-eight). Commissions from franchisees are recognized at the time the loan was applied.

(5) Allowance for Credit Losses and Write-Offs

The allowance for credit losses of the Company and its consolidated subsidiaries are provided in an amount deemed necessary to cover possible non-collectible accounts based on the percentage of their own actual experience of bad debt loss written off against the balance of receivables and consumer loans. For certain credit losses including doubtful credit losses, each uncollectible debt is accounted based on the probability of collection.

Consumer loans are written off against the allowance for credit losses when both interest and principal of the loans have been unpaid for a certain specified period of time or after follow-up requests for payment and/or uncollectibility of accounts is clearly demonstrated by conditions such as the customer's bankruptcy or death.

The written-off balances of these consumer loans are managed by the special collection department. This department makes an effort to collect the previously written-off balances as long as these balances are legally collectible. When the previously written-off balances and the related interest are subsequently collected, the collected amounts are included in "Other operating income" in the accompanying consolidated statements of income (loss) in the year of collection.

(6) Valuation of Securities

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Financial Instruments" issued by the Business Accounting Deliberation Council. Following the standard, the Company and its domestic subsidiaries' management determine the appropriate classification of securities, and record trading securities in current assets and other securities as investments in securities.

Marketable "Other securities" are stated at market value. Adjustments to market value are recorded as an increase or a decrease in net assets, net of tax. Under the Corporate Law, unrealized gain on securities, net of tax is not available for distribution as dividends. Costs of their sales are determined by the moving average method. "Other securities" which are not marketable are stated at cost, cost being determined by the moving average method.

All equity securities and debt securities as of March 31, 2008 and 2007 were classified as "Other securities," which represents securities other than trading or held-to-maturity securities.

An impairment loss on deposits for golf club membership is also required to be recognized in accordance with the standard.

(7) Property and Equipment

Property and equipment (other than new buildings acquired on or after April 1, 1998, to which the straight-line method is applied) are depreciated by the declining-balance method over the estimated useful lives of the assets. The range of useful lives is principally from 3 to 50 years for buildings and structures and from 2 to 20 years for fixtures and equipment.

Effective from the first half ended September 30, 2007, in accordance with revision of the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6, March 30, 2007) and the Cabinet Order (Cabinet Order No. 83 of March 30, 2007) for the partial revision of the Corporation Tax Law Enforcement Guidance in the fiscal year ended March 31, 2007, depreciation on property and equipment acquired on and after April 1, 2007, is computed in accordance with the provisions of the revised Corporation Tax Law. The effect of this change on the period profit/loss is insignificant.

Furthermore, the residual value of assets after maximum permissible depreciation, acquired before and on March 31, 2007, is depreciated by the straight-line method over a period of five years, starting from the year in which depreciation is completed. The effect of this change on period profit/loss is insignificant.

(8) Impairment of Fixed Assets

The Company and its domestic subsidiaries have adopted "Accounting Standard for Impairment of Fixed Assets." This accounting standard requires managements to consider each period whether there is any indication that assets (asset groups) may be impaired. The Company and its domestic subsidiaries divide asset groups into the categories of finance, rental and idle assets based on independent cash flow units according to the types of business segment. Some of the subsidiaries define the smallest asset group based on the districts according to the management accounting. If there is such indication, the related assets (asset groups) must be tested for impairment which is first measured by reference to undiscounted cash flows. If impairment exists, the entity must measure impairment by comparing the assets' carrying value to the recoverable value.

(9) Foreign Currency Translation

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Foreign Currency Transactions."

Following the standard, receivables and payables denominated in foreign currencies are translated into Japanese yen at the relevant exchange rates prevailing at the respective balance sheet dates.

The resulting transaction gains or losses are included in the determination of "Other operating income" for the respective periods.

(10) Leases

Where financing leases do not transfer ownership of the leased property to the lessee during the terms of the leases, the leased property is not capitalized and the related rental expenses are charged to income in the periods in which they are incurred.

(11) Accrued Severance Indemnities

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Retirement Benefits" issued by the Business Accounting Deliberation Council. Following the standard, the amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the fiscal period is charged to income as incurred.

Unrecognized past service cost and net actuarial gain arising in the years are charged to income in the year in which they arise. In some subsidiaries, it's charged to income in the following year.

The directors and corporate auditors of the Company and certain subsidiaries are covered by a retirement benefit plan under which the retiring directors or corporate auditors are entitled to receive lump-sum retirement benefits. The amount of such benefits is determined based on these companies' pertinent rules. The accrued severance indemnities for directors and corporate auditors in the accompanying consolidated balance sheets represent the estimated amount to be paid if all directors and corporate auditors retired at the balance sheet dates.

In addition, allowance for retirement benefits for the above-mentioned executive officers is provided based on the Company's pertinent rules and is calculated as the estimated amount which would be payable if these officers were to retire at the balance sheet date.

(12) Accruals for Debt Guarantees

The Company and some subsidiaries have a financial guarantee agreement with certain banks, including the business alliance with Sumitomo Mitsui Banking Corporation. Under this agreement, the Company provides guarantees to the banks on the bank loans provided bank customers. The guarantees are principally made to enhance the credit of these customers. The Company and certain subsidiaries have received guarantee fees from these banks. For each guarantee provided, the Company would have to perform under the guarantee if the customer defaults on a payment. Accompanying this agreement, the Company and subsidiaries recognize accruals for debt guarantees to cover possible future losses on these guarantee balances at the balance sheet date.

(13) Accruals for Loss Guarantees

Under stock sale contracts of GC Co., Ltd., a former subsidiary, between the Company and GE Consumer Finance Co., Ltd. ("GE") concluded in July 2003, the Company provides guarantees to GE on certain receivables of GC Co., Ltd. During the guarantee period, the Company would have to perform the guarantee if certain conditions on contracts are met and the Company takes over claim for indemnities. The Company has made a provision for estimated loss in the accompanying consolidated balance sheets to cover non-collectible amounts of claim for indemnities at March 31, 2006.

The Company agreed to the settlement in the year ended March 31, 2007, therefore the remaining balance of accruals was recorded as "Reversal of accruals for loss guarantees" in other income.

Additionally, recovery gains due to the above matter were ¥220 million as of March 31, 2007.

(14) Allowance for Losses on Interest Repayments

On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayment, starting with the year ended March 31, 2006, the Company set up an allowance for losses on interest repayments as a current liability.

Provision for the allowance is rationally estimated and booked based on the number of repayment claims by debtors for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out of court settlement have not already been reached and the historical amount of repayment while also taking into consideration the recent repayment conditions.

Effective from the year ended March 31, 2007, the Company and certain domestic subsidiaries changed the basis for calculating the allowance for losses on interest repayments to conform with the "Application of Auditing for Provision of Allowance for Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No.37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants.

According to this change, the Company and certain domestic subsidiaries recorded ¥174,944 million in "Provision for losses on interest repayments" in other expenses to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the year ended March 31, 2007 and the amount that was calculated in accordance with the standard applied in the previous fiscal year.

In the amount of repayments recorded in allowance for losses on interest repayment, ¥183,281 million ($1,829,339 thousand) and ¥167,750 million is included in provision for credit loss as of March 31, 2008 and 2007, respectively, which is the part of estimated repayment appropriate to consumer loans receivable.

(15) Allowance for Point Services

To provide for liabilities related to bonus points issued to cardholders (in accordance with the bonus points system for promoting the use of cards) by one consolidated subsidiary, the Company provides an allowance equivalent to the estimated cost of redemption of bonus points during the first half under review.

(16) Allowance for Business Restructuring Expenses

To provide for losses resulting from the reorganization of the branch network in accordance with the scrap-and build programs of the Company and certain subsidiaries, the Company provides an allowance equivalent to estimated losses as of the end of the first half under review.

(17) Stock Issue Expenses

Stock issue expenses are charged to income as incurred.

(18) Bond Issue Expenses

Bond issue expenses are charged to income as incurred.

(19) Appropriation of Retained Earnings

On May 1, 2006, the new Corporation Law took effect. Under the Corporation Law, if approved at the shareholders' meeting, a company can pay dividends at any time during the year. In addition to that, if a company satisfies certain conditions and stipulates in the articles of incorporation, the company can pay dividends several times in a year.

Effective from the year ended March 31, 2007, the Company applied "Accounting Standard for Directors' Bonuses" (Accounting Standards Board of Japan Statement No. 4 issued on November 29, 2005). The accrual for bonuses to directors and corporate auditors is provided based on the expected payment of bonuses to directors and corporate auditors, though its payment requires approval of the shareholders' meeting.

(20) Net Income and Dividends per Share

Basic net income per share is based upon the weighted average number of shares of common stock outstanding during each period.

Diluted net income per share is based upon the weighted average number of shares of common stock outstanding after consideration of the dilutive effect of stock option plans during each year.

The exercise period of the stock option plan has been expired in July 31, 2007.

Cash dividends per share represent interim dividends paid and annual dividends declared as applicable to the respective years.

(21) Cash Equivalents
Cash equivalents include all highly liquid investments, generally with an original maturity date of three months or less, which are readily convertible to known amounts of cash and have so near maturity that they present an insignificant risk of change in value due to interest rates.

(22) Derivatives
Following the Financial Accounting Standard on "Accounting for Financial Instruments," derivative financial instruments are recognized in the financial statements and measured at fair value, effective April 1, 2000. Gains and losses on designated hedged instruments are deferred on the balance sheet to the period when gains and losses on the positions hedged have been recognized to match gains and losses on the hedging instruments. Certain derivative instruments satisfying the condition prescribed under the standard are not evaluated at fair value.

(23) Accounting Standard for Statement of Changes in Net Assets
Effective from the year ended March 31, 2007, the Company has applied "Accounting Standards for Statement of Changes in Net Assets" (Accounting Standards Board of Japan Statement No. 6) and "Implementation Guidance for Accounting Standards for Changes in Net Assets" (Accounting Standards Board of Japan Guidance No. 9) both issued on December 27, 2005.

Following this standard, the consolidated statement of shareholders' equity, which was prepared voluntarily, was taken over by the consolidated statement of changes in net assets.

(24) Reclassifications
Certain prior-year amounts have been reclassified to conform to the current year's presentation.

(25) Payment for Purchase of Shares of Subsidiaries Resulting from the Change in Scope of Consolidation
The Company acquired SANYO SHINPAN FINANCE CO., LTD. and Asahi Enterprise Co., Ltd. as wholly owned subsidiaries during this period (Note 25).

3. UNITED STATES DOLLAR AMOUNTS

The Company prepares its consolidated financial statements in Japanese yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and notes thereto represent the arithmetical results of translating yen into dollars at the rate of ¥100.19 to U.S.$1, being the effective rate of exchange at March 31, 2008. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be readily converted, realized or settled in dollars at the rate of ¥100.19 to U.S.$1 or at any other rate.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included ¥83,924 million ($837,639 thousand) and ¥71,932 million of short-term commercial notes, as of March 31, 2008 and 2007, respectively.

The Companies received securities and commercial paper as collateral for short-term commercial notes. Market values of collateral as of March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Securities	**¥19,948**	¥ 9,997	**$199,104**
Commercial paper	**54,912**	61,935	**548,080**
Short-term government securities	**8,994**	—	**89,768**
	¥83,854	¥71,932	**$836,952**

5. CONSUMER LOANS RECEIVABLE

(1) Unsecured loans to individual customers, which were included in "Consumer loans receivable," were ¥1,731,607 million ($17,283,231 thousand) and ¥1,488,980 million as of March 31, 2008 and 2007, respectively.
(2) According to mobilization of assets, "Consumer loans receivable" which has been off-balanced as of March 31, 2008 was ¥9,943 million ($99,242 thousand). There was no amount that had been off-balanced due to mobilization of assets as of March 31, 2007.

(3) Bad debts to be disclosed in accordance with the enactment of the Nonbank Bond Issuing Law were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Credits of bankrupt borrowers	**¥ 1,730**	¥ 709	**$ 17,267**
Delinquent loans	**14,063**	618	**140,367**
Delinquent loans three months or more past the due date	**31,139**	18,582	**310,797**
Restructured loans*	**110,886**	78,052	**1,106,752**
	¥157,818	¥97,961	**$1,575,183**

* 30 days or less past due restructured loans were ¥102,768 million ($1,025,727 thousand) and ¥70,690 million as of March 31, 2008 and 2007, respectively.

Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.

(4) A revolving credit facility agreement is a contract whereby the Companies are obligated to loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused, including credit facilities of customers without any loan balance, except for those making no payment or receipt for two years or more, was ¥1,657,518 million ($16,534,748 thousand) and ¥367,437 million as of March 31, 2008 and 2007, respectively. The balance of revolving credit facilities unused and secured was ¥75 million ($753 thousand) and ¥169 million as of March 31, 2008 and 2007, respectively. Since revolving credit facilities expire without making a loan, the total balance of unused credit facilities must not impact on future cash flows of the Companies.

Revolving credit facilities contain provisions that allow the Companies to refuse to loan to the customers or reduce the contract amount of the credit facilities if credit exposures or other conditions change. After contracted, the Companies periodically monitor customers' credit-worthiness and, if necessary, take measures to manage credit exposures, such as revising the terms of the contract.

6. ALLOWANCE FOR CREDIT LOSSES

Transactions affecting the "Allowance for credit losses" account for the years ended March 31, 2008 and 2007 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Balance at beginning of the year	**¥ 301,208**	¥ 135,674	**$ 3,006,361**
Adjustments for newly consolidated subsidiaries and foreign currency translation and other	**120,387**	(5,729)	**1,201,593**
Credit losses written-off against the allowance	**(180,289)**	(125,391)	**(1,799,470)**
Provision for uncollectible loans	**102,653**	234,670	**1,024,586**
Provision for losses on interest repayments in other expenses	**—**	61,984	**—**
Balance at end of the year*	**¥ 343,959**	¥ 301,208	**$ 3,433,070**

* As described in Note 2 (14), ¥183,281 million ($1,829,339 thousand) and ¥167,750 million of expected losses on interest repayments applicable to the principal of consumer loans outstanding was included as of March 31, 2008 and 2007, respecitvely.

7. INVESTMENTS IN SECURITIES

Investments in securities held by the Companies as of March 31, 2008 and 2007 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Investments in securities:			
Equity securities	**¥12,609**	¥22,677	**$125,849**
Other	**151**	390	**1,513**
	¥12,760	¥23,067	**$127,362**

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2008 is summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Acquisition cost	Book value per balance sheet	Difference	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:						
Equity securities	¥ 4,601	¥ 6,907	¥ 2,306	$ 45,921	$ 68,944	$ 23,023
Other	22	23	1	219	226	7
	4,623	6,930	2,307	46,140	69,170	23,030
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:						
Equity securities	6,331	4,413	(1,918)	63,190	44,048	(19,142)
Other	—	—	—	—	—	—
	6,331	4,413	(1,918)	63,190	44,048	(19,142)
	¥10,954	¥11,343	¥ 389	$109,330	$113,218	$ 3,888

"Other securities" sold during the year ended March 31, 2008 were as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Proceeds from sales	Gain on sales	Loss on sales	Proceeds from sales	Gain on sales	Loss on sales
	¥1,259	¥602	¥1	$12,571	$6,011	$10

Book values of "Other securities" which were not marketable as of March 31, 2008 are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars
Investments in securities:		
Equity securities	¥1,288	$12,858
Other	129	1,288

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2007 is summarized as follows:

	Millions of Yen		
	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:			
Equity securities	¥ 8,385	¥17,847	¥9,462
Other	—	—	—
	8,385	17,847	9,462
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:			
Equity securities	4,424	4,415	(9)
Other	22	22	(0)
	4,446	4,437	(9)
	¥12,831	¥22,284	¥9,453

"Other securities" sold during the year ended March 31, 2007 were as follows:

	Millions of Yen		
	Proceeds from sales	Gain on sales	Loss on sales
	¥3,801	¥2,900	¥—

Book values of "Other securities" which were not marketable as of March 31, 2007 are summarized as follows:

	Millions of Yen
Investments in securities:	
Equity securities	¥414
Other	369

As for "Other securities," if their fair market value has declined more than 50% of their book value, such securities are measured at their fair market value, and any decreases in the carrying amounts are charged to income as the loss on valuation of investments in securities. In case their fair market value has declined more than 30% but less than 50% of their book value, such securities are measured at their fair market value, and any decreases in the carrying amount are charged to income as the loss on valuation of investments in securities unless the fair market value is expected to be recoverable.

As for "Other securities" which are not marketable, if the real price of the securities declined remarkably due to aggravation of the financial condition of issuing companies, such securities are impaired accordingly.

The Companies recognized ¥4,027 million ($40,202 thousand) and ¥5,599 million in loss on valuation of investments in securities for the years ended March 31, 2008 and 2007, respectively.

8. DERIVATIVES AND HEDGING ACTIVITIES

The Company and certain subsidiaries enter into interest rate swap agreements to convert variable interest rates on the principal amount of certain debts to fixed interest rates. In addition, the Company enters into interest rate cap agreements. These agreements are used to reduce the exposure to market risk from fluctuation in interest rates. The Companies do not hold or issue any financial instruments for trading purposes. The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions hedged. The market risk associated with these instruments is managed under the Company's internal manual approved by the Board of Directors. The derivatives and hedging activities of the subsidiaries are subject to the Company's approval.

The fair values of off-balance-sheet financial instruments were not disclosed since all outstanding derivative instruments were designated as hedged as of March 31, 2008 and 2007.

9. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2008 and 2007 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Buildings	**¥ 29,981**	¥ 26,736	**$ 299,243**
Structures	**5,672**	4,278	**56,607**
Fixtures and equipment	**28,873**	29,437	**288,187**
Other	**81**	90	**808**
	64,607	60,541	**644,845**
Less: Accumulated depreciation	**(43,865)**	(37,785)	**(437,821)**
	20,742	22,756	**207,024**
Land	**50,845**	50,491	**507,492**
Construction in progress	**61**	—	**606**
	¥ 71,648	¥ 73,247	**$ 715,122**

10. FIXED LEASEHOLD DEPOSITS

Fixed leasehold deposits as of March 31, 2008 and 2007 were mainly those paid to the lessors in connection with the leases of facilities for office space. Lessors in Japan require large amounts of leasehold deposits equivalent to several months' lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated.

11. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

(1) Information on the amount of short-term borrowings outstanding as of March 31, 2008 and 2007 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Short-term bank loans*:			
Secured	**¥ —**	¥ —	**$ —**
Entered into the forward contract of assigning consumer loans receivable	**—**	5,000	**—**
Unsecured	**237,492**	132,123	**2,370,424**
	237,492	137,123	**2,370,424**
Commercial paper and other:			
Secured	**—**	—	**—**
Unsecured	**25,000**	—	**249,525**
	25,000	—	**249,525**
	¥262,492	¥137,123	**$2,619,949**
* Maximum month-end balance outstanding during the period	**¥254,128**	¥139,777	**$2,536,462**
Average month-end balance outstanding during the period	**198,554**	134,460	**1,981,771**
Weighted average interest rate for the period	**1.575%**	1.349%	

Short-term bank loans were represented mainly by overdrafts with banks bearing interest at annual rates ranging from 1.360% to 4.750% and from 1.140% to 5.850% for each of the years ended March 31, 2008 and 2007.

The principal ranges of annual interest rates applicable to commercial paper and other as of March 31, 2008 were from 1.450% to 1.600%. There was no outstanding balance of commercial paper as of March 31, 2007.

(2) Long-term debt outstanding as of March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Loans, principally from banks and other financial institutions with interest rates indicated below*:			
Secured	**¥ 80,866**	¥ 112,674	**$ 807,126**
Entered into the forward contract of assigning consumer loans receivable	**248,785**	289,028	**2,483,132**
Unsecured	**277,979**	117,565	**2,774,524**
	607,630	519,267	**6,064,782**
Bonds issued by Promise Co., Ltd.:			
2.950% per annum uncollateralized yen bonds, due 2009	**10,000**	10,000	**99,810**
2.560% per annum uncollateralized yen bonds, due 2010	**15,000**	15,000	**149,716**
2.270% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**99,810**
2.900% per annum uncollateralized yen bonds, due 2012	**10,000**	10,000	**99,810**
2.040% per annum uncollateralized yen bonds, due 2007	**—**	20,000	**—**
1.740% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**99,810**
1.630% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**99,810**
1.400% per annum uncollateralized yen bonds, due 2007	**—**	20,000	**—**
1.470% per annum uncollateralized yen bonds, due 2007	**—**	10,000	**—**
2.050% per annum uncollateralized yen bonds, due 2009	**10,000**	10,000	**99,810**
2.290% per annum uncollateralized yen bonds, due 2010	**10,000**	10,000	**99,810**
1.370% per annum uncollateralized yen bonds, due 2013	**15,000**	15,000	**149,716**
2.100% per annum uncollateralized yen bonds, due 2014	**10,000**	10,000	**99,810**
0.790% per annum uncollateralized yen bonds, due 2010	**10,000**	10,000	**99,810**
1.380% per annum uncollateralized yen bonds, due 2011	**10,000**	10,000	**99,810**
1.700% per annum uncollateralized yen bonds, due 2010	**10,000**	10,000	**99,810**
1.930% per annum uncollateralized yen bonds, due 2011	**10,000**	10,000	**99,810**
2.050% per annum uncollateralized yen bonds, due 2013	**20,000**	20,000	**199,621**
2.060% per annum uncollateralized yen bonds, due 2014	**20,000**	20,000	**199,621**
1.630% per annum uncollateralized yen bonds, due 2011	**20,000**	—	**199,621**
2.740% per annum uncollateralized yen bonds, due 2013	**20,000**	—	**199,621**
5.950% per annum uncollateralized U.S. dollar bonds, due 2012	**60,420**	—	**603,055**
Bonds issued by SANYO SHINPAN FINANCE CO., LTD.:			
2.100% per annum uncollateralized Euroyen bonds, due 2008	**3,000**	—	**29,943**
1.920% per annum uncollateralized yen bonds, due 2011	**10,000**	—	**99,810**
2.080% per annum uncollateralized yen bonds, due 2009	**10,000**	—	**99,810**
2.050% per annum uncollateralized yen bonds, due 2010	**25,000**	—	**249,526**
Bonds issued by POCKET CARD CO., LTD.:			
1.410% per annum uncollateralized yen bonds, due 2009	**5,000**	—	**49,905**
0.810% per annum uncollateralized yen bonds, due 2010	**500**	—	**4,991**
0.730% per annum uncollateralized yen bonds, due 2008	**5,000**	—	**49,905**
1.350% per annum uncollateralized yen bonds, due 2010	**5,000**	—	**49,905**
2.410% per annum uncollateralized yen bonds, due 2009	**7,000**	—	**69,870**
2.420% per annum uncollateralized yen bonds, due 2010	**9,000**	—	**89,830**
3.120% per annum uncollateralized yen bonds, due 2010	**5,000**	—	**49,905**
Less: Portion due within one year	**(227,395)**	(180,986)	**(2,269,642)**
	¥ 755,155	¥ 578,281	**$ 7,537,231**
Weighted average interest rate for the period	**1.899%**	1.554%	

* Annual interest rates on loans from banks and other financial institutions outstanding as of March 31, 2008 and 2007 ranged from 1.071% to 4.320% and from 0.841% to 4.513%, respectively.

(3) The Companies' assets pledged as collateral for short-term bank loans, commercial paper and other and long-term loans with banks and other financial institutions as of March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Time deposits	**¥ —**	¥ 4	**$ —**
Consumer loans receivable*	**83,506**	116,060	**833,474**
Other	**6**	6	**60**
	¥83,512	¥116,070	**$833,534**

* In addition to the above assets pledged, the Companies entered into the forward contract of assigning consumer loans receivable. The contract amounts were ¥253,929 million ($2,534,471 thousand) and ¥301,462 million as of March 31, 2008 and 2007, respectively.

The aggregate annual maturities of long-term debt outstanding, excluding the preceding bonds, as of March 31, 2008 were as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2009	¥189,195	$1,888,366
2010	169,071	1,687,504
2011	163,565	1,632,551
2012	55,680	555,746
2013 and thereafter	30,119	300,615
	¥607,630	$6,064,782

(4) The outstanding bank overdraft and loan commitments contracted but not provided for and similar agreements as of March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Bank overdraft commitments:			
Credit facilities	**¥ 147,422**	¥ 152,114	**$ 1,471,427**
Used	**(136,496)**	(127,702)	**(1,362,369)**
Unused	**¥ 10,926**	¥ 24,412	**$ 109,058**
Bank loan commitments:			
Credit facilities	**¥ 63,412**	¥ 111,702	**$ 632,914**
Used	**(1,232)**	(2,375)	**(12,292)**
Unused*	**¥ 62,180**	¥ 109,327	**$ 620,622**

* The Company has breached certain financial covenants for unused bank loan commitments amounting to ¥59,025 million as of March 31, 2007. Although such breach of financial covenants was waived, there can be no assurance as to whether the Group may in the future lose access to credit facilities if the Company subsequently fails to comply with its financial covenant.

12. SEVERANCE AND PENSION PLANS

Under the terms of the severance plans of the Company and its consolidated subsidiaries, employees of the Companies with more than two years of service are generally entitled to lump-sum payments at the time of retirement.

The amount of the retirement benefit is, in general, based on the length of service, the accumulated points of individual performance evaluation and the cause of retirement.

The Company and its domestic subsidiaries have non-contributory pension plans, defined benefit pension plans and lump-sum payment plans. Additionally, certain consolidated subsidiaries have defined contribution pension plans.

Formerly, the Company had contributory funded benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law, and defined benefit pension plans. These plans cover a portion of the governmental welfare pension program, under which both employers and employees contribution.

The Company adopted defined benefit pension plans (cash balance plans).

Certain domestic consolidated subsidiaries adopted tax-qualified pension plans, covering the full portion of their defined contribution pension plans and severance plans.

The foreign consolidated subsidiaries adopted defined contribution plans, with company obligations contributing to retirement funds.

A reconciliation of benefit obligation to net liability recognized in the accompanying consolidated balance sheets as of March 31, 2008 and 2007 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Benefit obligation	**¥(23,408)**	¥(21,274)	**$(233,635)**
Fair value of plan assets	**19,321**	19,763	**192,843**
Funded status	**(4,087)**	(1,511)	**(40,792)**
Unrecognized net actuarial gain	**124**	—	**1,236**
Net liability recognized in balance sheet	**(3,963)**	(1,511)	**(39,556)**
Prepaid pension expenses	**(43)**	—	**(428)**
Accrued severance indemnities for employees	**¥ (4,006)**	¥ (1,511)	**$ (39,984)**

Components of net periodic benefit cost for the years ended March 31, 2008 and 2007 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Service cost	**¥2,357**	¥1,570	**$23,527**
Interest cost	**442**	390	**4,408**
Expected return on plan assets	**(371)**	(342)	**(3,707)**
Net actuarial gain	**2,038**	480	**20,339**
Net periodic benefit cost	**¥4,466**	¥2,098	**$44,567**

Assumptions in calculating retirement benefit obligations:

	2008	2007
Discount rate of benefit obligation	**1.5% to 2.5%**	2.1% to 2.5%
Expected rate of return on investments:		
Non-contributory pension plan	**1.0%**	1.0%
Defined benefit corporate pension plan	**1.9%**	1.9%

Net periodic service cost is attributed based on years of service.

Certain subsidiaries' benefit obligations were calculated using the simplified method, which is allowed to apply by small enterprise, in conformity with the Financial Accounting Standard on "Accounting for Retirement Benefits."

13. LEASE COMMITMENTS

(1) Rental expense, reversal of allowance for impairment losses leased assets, depreciation expense, interest expense and impairment loss relating to financing leases which do not transfer ownership of the leased properties to the lessee during the terms of the leases as of March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Rental expense	**¥401**	¥220	**$4,005**
Reversal of allowance for impairment losses leased assets	**53**	360	**524**
Estimated depreciation expense	**376**	184	**3,751**
Estimated interest expense	**27**	15	**273**

Depreciation expense is computed by the straight-line method over the terms of the related leases. The interest expense is computed by the interest method. Those estimated amounts are not reflected in the accompanying consolidated statements of income (loss).

The aggregate future lease payments as of March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Due within one year	**¥ 626**	¥108	**$ 6,247**
Due after one year	**1,057**	168	**10,556**
	¥1,683	¥276	**$16,803**

A summary of the leased properties under the above leases as of March 31, 2008 and 2007 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Fixtures and equipment	**¥ 2,933**	¥1,173	**$ 29,273**
Other	**345**	15	**3,449**
	3,278	1,188	**32,722**
Less: Accumulated depreciation	**(1,582)**	(867)	**(15,786)**
Less: Accumulated impairment loss	**(73)**	(130)	**(729)**
	¥ 1,623	¥ 191	**$ 16,207**

(2) Aggregate future lease payments under ordinary operating leases as of March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Due within one year	**¥52**	¥185	**$520**
Due after one year	**31**	27	**309**
	¥83	¥212	**$829**

14. CONTINGENT LIABILITIES

As described in Note 2 (12), the Company and certain subsidiaries have agreements with financial institutions on debt guarantees. The contracted amounts were ¥424,302 million ($4,234,974 thousand) and ¥174,444 million as of March 31, 2008 and 2007, respectively.

15. SHAREHOLDERS' EQUITY

The Corporation law provides that the Company can pay dividends at any time by the resolution of the shareholders' meeting or by the Board of Directors, if certain conditions are met. The Corporation Law provides that an amount equal to 10% of cash dividends is required to be set aside until the total amount of additional paid-in capital (part of "Capital surplus") and legal reserve (part of "Retained earnings") equals 25% of the common stock account. The Corporation Law also provides that by the resolution of the shareholders' meeting, additional paid-in capital or legal reserve can be transferred to retained earnings without limitation, whereas under the Commercial Code, the transfer amount was limited to so as not to be below 25% of the total amount of additional paid-in capital and legal reserve.

16. OTHER OPERATING INCOME

As described in Note 2 (5), the collected amounts are included in "Other operating income" in the accompanying consolidated statements of income (loss) in the year of recovery when the previously written-off balances of consumer loans and the related interest are subsequently recovered and collected.

Collected amounts for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Collected amount	**¥6,875**	¥5,341	**$68,618**

17. FINANCIAL EXPENSES

Interest expense included in "Financial expenses" in the accompanying consolidated statements of income (loss), for the years ended March 31, 2008 and 2007 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Interest expense	**¥19,058**	¥14,443	**$190,221**

18. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the accompanying consolidated statements of income (loss) for the years ended March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Advertising expenses	**¥ 12,351**	¥ 15,685	**$ 123,278**
Employees' salaries and bonuses	**29,814**	26,820	**297,570**
Rent expenses	**10,746**	9,949	**107,253**
Provision for losses on interest repayments	**48,042**	149,888	**479,513**
Loss on sales of credit	**17,642**	35,342	**176,088**
Other	**86,395**	74,771	**862,315**
	¥204,990	¥312,455	**$2,046,017**

19. IMPAIRMENT LOSS

The Company and its consolidated subsidiaries recognized impairment loss of fixed assets of ¥1,842 million ($18,394 thousand) and ¥11,910 million for the years ended March 31, 2008 and 2007, respectively.

For the year ended March 31, 2008, idle assets and real estate for rent for which market value has fallen markedly below book value have been adjusted to the amounts of their recovery value. As a result, impairment loss of ¥1,382 million ($13,795 thousand) was recognized. Of that amount, ¥569 million ($5,675 thousand) was for telephone rights, ¥451 million ($4,505 thousand) was for equipment, ¥305 million ($3,051 thousand) was for land, and ¥57 million ($565 thousand) was for buildings.

Additionally, ¥461 million ($4,600 thousand) was recorded as impairment loss on goodwill due to the fact that revenue originally planned based on the business plan when the Company invested in the subsidiaries was no longer expected. The impairment loss on goodwill is all for San-Life Co., Ltd.

For the year ended March 31, 2007, idle assets for which market value has fallen markedly below book value have been adjusted to the amounts of their recovery value. As a result, impairment loss of ¥119 million was recognized. Of that amount, ¥80 million was for land, ¥36 million was for buildings, and ¥3 million was for telephone rights.

Additionally, ¥11,791 million was recorded as impairment loss on goodwill due to the same reason as described above. Of that amount, ¥7,629 million was for At-Loan Co., Ltd. and ¥4,162 million was for QUOQLOAN, INC.

The recoverable amount is measured as net sales value calculated using the assessment value, etc., of a real estate appraiser. The telephone rights are valued based on market value.

For goodwill, the utility value is measured at zero.

20. INCOME TAXES

The Company and its domestic consolidated subsidiaries are subject to a number of different taxes based on income, which in the aggregate indicate a normal effective statutory income tax rate of approximately 40.7% for each of the years ended March 31, 2008 and 2007.

Overseas consolidated subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the statutory tax rate to the effective tax rate for the year ended March 31, 2008 was omitted as the Companies recorded net loss.

A reconciliation of the statutory tax rate to the effective tax rate for the year ended March 31, 2007 was as follows:

Statutory tax rate	40.7%
Effect of permanently non-deductible accounts as social expense	0.5
Effect of permanently non-taxable accounts as dividend income	(0.8)
Adjustments according to resident tax	0.8
Adjustments according to allowance	19.6
Prior income tax rate	11.1
Adjustments according to reorganization companies	(9.4)
Effect of subsidiaries which do not adopt tax effect accounting	(2.8)
Other	0.7
Effective tax rate	60.4%

The major components of deferred tax assets and liabilities as of March 31, 2008 and 2007 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Deferred tax assets due to:			
Credit losses for receivables and consumer loans	**¥ 26,207**	¥ 21,813	**$ 261,569**
Allowance for credit losses	**85,355**	69,463	**851,934**
Accrued severance indemnities for employees	**1,579**	595	**15,768**
Accrued income	**2,700**	3,215	**26,952**
Accruals for debt guarantees	**8,984**	5,394	**89,670**
Allowance for losses on interest repayments	**117,852**	102,157	**1,176,285**
Net operating loss carry forwards	**45,506**	15,120	**454,199**
Credit losses for claim for indemnities	**2,723**	1,869	**27,176**
Loss from evaluation of securities	**1,688**	—	**16,856**
Allowance for losses from reorganizing operations	**2,455**	—	**24,504**
Other	**5,473**	2,678	**54,669**
Gross deferred tax assets	**300,522**	222,304	**2,999,582**
Less: Valuation allowance	**(252,106)**	(161,991)	**(2,516,280)**
Total deferred tax assets	**¥ 48,416**	¥ 60,313	**$ 483,302**
Deferred tax liabilities due to:			
Net unrealized gain on securities	**¥ (157)**	¥ (3,847)	**$ (1,574)**
Gross deferred tax liabilities	**¥ (157)**	¥ (3,847)	**$ (1,574)**

Net deferred tax assets as of March 31, 2008 and 2007 were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Current assets:			
Deferred tax assets	**¥46,058**	¥59,649	**$459,714**
Investments and advances:			
Deferred tax assets	**2,357**	664	**23,534**
	¥48,415	¥60,313	**$483,248**
Long-term liabilities:			
Deferred tax liabilities	**¥ 157**	¥ 3,847	**$ 1,574**

21. SEGMENT INFORMATION

The Companies' operations by business segment for the years ended March 31, 2008 and 2007 are not disclosed since the Companies' business other than consumer finance business is immaterial.

The Companies' operations by geographic segment for the years ended March 31, 2008 and 2007 are not disclosed since the Companies' business other than in Japan is immaterial.

Information about foreign operating income for the years ended March 31, 2008 and 2007 is not disclosed since the Companies' foreign operating income is immaterial.

22. RELATED PARTY TRANSACTIONS

(1) Parent Company and Major Corporate Shareholders

Sumitomo Mitsui Banking Corporation ("SMBC") had become a related party of the Company due to acquisition of 16.05% of voting rights of the Company on July 14, 2004 and induction of an executive officer of SMBC into the Company on September 30, 2004. SMBC held 22.03% of the voting rights as of March 31, 2008. Transactions with SMBC were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Loan related transactions:			
Long-term debt	**¥ 68,000**	¥ 74,000	**$ 678,710**
Current portion of long-term debt	**6,000**	6,120	**59,886**
Short-term borrowings	**80,000**	—	**798,483**
Interest expense	**1,739**	583	**17,353**
Business alliance:			
Debt guarantees	**209,473**	139,625	**2,090,762**
Loan guarantee fees	**5,359**	3,312	**53,493**
Subrogation	**5,846**	—	**58,351**

*1. The interest rates on SMBC's loans to the Company are market rates. Borrowings from SMBC are carried out based on the approval of the Board of Directors and internal rules in the same way as for borrowings from other banks. Loan guarantee fees are determined by negotiations in accordance with the business alliance contract.

*2. Only important transactions were disclosed.

*3. The above transaction amounts did not include consumption tax.

(2) Subsidiaries

At-Loan Co., Ltd. is 50.0001% subsidiary company of the Company.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Subrogation	**¥14,755**	¥—	**$147,272**

PAL Servicer Co. Ltd. is 100% subsidiary company of the Company.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Sales of credit	**¥457**	¥706	**$4,562**

*1. The amount of subrogation of At-Loan Co., Ltd. is determined based on the contract of business tie-up under conference.

*2. Sales prices for loans receivable were determined in accordance with collection rates for each loan category. The Company recognized loss on sales of credit amounting to ¥16,351 million ($163,300 thousand) and ¥32,628 million in operating expenses as of the year ended March 31, 2008 and 2007, respectively (see Note 18).

*3. Only important transactions were disclosed.

*4. The above transaction amounts did not include consumption tax.

23. AMOUNT PER SHARE

The amounts of basic and diluted net income (loss) per share for the years ended March 31, 2008 and 2007 were as follows:

	Yen		U.S. Dollars
	2008	2007	**2008**
Net income (loss) per share—Basic	**¥125.81**	¥(2,982.87)	**$1.25**
—Diluted	**—**	—	**—**

The figure of diluted net income per share is not disclosed since there was no potential share of common stock that had a dilutive effect for the year ended March 31, 2008.

The figure of diluted net income (loss) per share is not disclosed since there was no potential share that had a dilutive effect. It is also not presented since the Company posted a net loss for the year ended March 31, 2007.

The amounts and numbers used for the basic net income (loss) per share computation were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Net income (loss)	**¥15,955**	¥(378,283)	**$159,247**
Less: Amount not applicable to shareholders of common stock			
Bonuses to directors and corporate auditors	**—**	—	**—**
Net income (loss) applicable to shareholders of common stock	**¥15,955**	¥(378,283)	**$159,247**

	Shares	
	2008	2007
Weighted average number of shares of common stock	**126,817,980**	126,818,565

The following figures are potential shares of common stock that were excluded from the net income (loss) per share computation because they had no dilutive effect.

	Shares	
	2008	2007
Treasury stock held for stock option	**—**	190,200

24. INFORMATION CONCERNING SPECIAL PURPOSE COMPANIES SUBJECT TO DISCLOSURE

As of the consolidated fiscal year (April.1, 2007–March. 31, 2008)

1. Profile of special purpose companies subject to disclosure and summary of transactions for which these companies are used.

   Some consolidated subsidiaries securitize and sell consumer loans for the purpose of contributing to the stability of the Company's fund procurement activities by diversifying fund procurement channels. In accordance with the Law concerning Asset Liquidation, of the trust beneficiary certificates received from the sale of trade receivables to a trust by using a special purpose company that are backed by the preferred assets portion sold to the special purpose company must be recognized as proceeds of a sale. In addition, the company holds the subordinated portion of the trust beneficiary rights and has a loan collection servicer business for consumer loans.

   As of March 31, 2008, there were three special purpose companies that were engaged in this liquidation of assets. At the end of the most recent fiscal period, these three special purpose companies had aggregate assets (sum of the three companies) of ¥10,504 million ($104,847 thousand) and liabilities (sum of the three companies) of ¥10,492 million ($104,729 thousand). The Company does not hold stock or other securities with voting rights of any three special purpose companies and does not provide these companies with any directors or employees.

2. Transactions with special purpose companies subject to disclosure in the fiscal year that ended on March 31, 2008

	Millions of Yen		
	Amount of major transactions or balance at end of fiscal year	Major gains and losses	
		(Item)	(Amount)
Other investments *1	¥ 5	Distributions	¥27
Redeemed consumer loans	27,211		—

	Thousand of US. Dollars		
	Amount of major transactions or balance at end of fiscal year	Major gains and losses	
		(Item)	(Amount)
Other investments *1	$ 56	Distributions	$276
Redeemed consumer loans	271,595		—

*1. Part of sales proceeds from sales of preferred beneficiary rights. The figure shown is the balance at the end of the fiscal year.

*2. The balance at the end of the fiscal year of consumer loans that have been removed from the balance sheet by utilizing liquidation schemes that use special purpose was ¥8,781 million ($87,646 thousand).

25. THE DETAIL OF ASSETS AND LIABILITIES OF A NEWLY SUBSIDIARY DUE TO ACQUISITION OF STOCK

	Millions of Yen	Thousands of U.S. Dollars
	2008	**2008**
Current assets	**¥ 496,771**	**$ 4,958,292**
Non-current assets	**122,136**	**1,219,041**
Goodwill	**63,765**	**636,441**
Current liabilities	**(275,768)**	**(2,752,451)**
Non-Current liabilities	**(256,458)**	**(2,559,713)**
Minority-interest	**(28,266)**	**(282,121)**
Acquisition cost of stock	**¥ 122,180**	**$ 1,219,489**

Report of Independent Auditors

To the Board of Directors and Shareholders of
Promise Co., Ltd.

We have audited the accompanying consolidated balance sheet of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2008, and the related consolidated statements of income (loss), changes in net assets and cash flows for the year then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Toyo Horwath
Tokyo, Japan
June 12, 2008

Unsecured Loans Outstanding, by Area
(As of March 31, 2008)


1.6%
3.8%
7.3%
15.9%
8.5%
37.1%
15.5%
10.3%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu
Overseas

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding	1,523,667	1,595,397	1,577,494	1,488,980	**1,741,550**
Domestic	1,507,734	1,577,519	1,555,266	1,462,553	**1,713,227**
Hokkaido	68,663	66,969	64,002	57,169	**65,807**
Tohoku	153,446	149,580	136,017	120,658	**127,719**
Kanto	528,783	626,810	650,171	641,072	**645,618**
Chubu	210,530	206,592	192,107	177,664	**180,184**
Kinki	252,723	243,113	251,137	231,517	**270,552**
Chugoku, Shikoku	132,112	128,780	120,676	107,784	**147,203**
Kyushu	161,474	155,671	141,153	126,685	**276,139**
Overseas	15,932	17,878	22,227	26,426	**28,322**
Hong Kong	15,932	17,878	22,227	23,082	**23,059**
Thailand	—	—	—	3,344	**5,262**

Secured Loans Outstanding, by Area
(As of March 31, 2008)


1.6%
3.6%
9.6%
9.4%
47.5%
9.9%
18.4%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Secured loans outstanding	5,387	4,238	3,488	2,854	**16,129**
Hokkaido	167	124	96	78	**255**
Tohoku	572	448	240	178	**584**
Kanto	768	623	621	545	**1,545**
Chubu	423	335	232	189	**1,516**
Kinki	2,270	1,796	1,674	1,384	**1,600**
Chugoku, Shikoku	783	623	409	315	**2,968**
Kyushu	402	285	213	163	**7,658**

Unsecured Loans Outstanding per Account


(¥ thousand)
600
500
400
300
200
100
0
04
05
06
07
08

(¥ thousand)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding per account	518	527	534	536	**521**

Note: Unsecured loans outstanding per account = unsecured loans outstanding (year-end) ÷ number of unsecured loans accounts (year-end)

Number of Employees



6,000
4,500
3,000
1,500
0
04
05
06
07
08

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of employees	4,599	4,967	4,985	4,961	**5,984**

Loan Losses



200
150
100
50
0
(%)
10
8
6
4
2
0
04
05
06
07
08
Loan losses
Loan loss ratio (%)

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Consumer loans outstanding	1,529,055	1,599,636	1,580,983	1,491,836	**1,757,679**
Loan losses	119,571	109,260	115,389	134,971	**177,076**
Loan loss ratio (%)	7.82	6.83	7.30	9.05	**10.07**
Credit losses	146,413	97,540	125,806	244,006	**102,458**
Provision for uncollectible loans	136,525	97,540	125,806	234,670	**102,458**
Additional expense for loan losses	9,887	—	—	9,336	**—**
Collection of written-off loans	5,384	4,901	5,234	5,340	**6,874**

Nonperforming Loans



160
120
80
40
0
(%)
12
9
6
3
0
04
05
06
07
08
Credits of bankrupt borrowers
Delinquent loans
Delinquent loans three months or more past the due date
Restructured loans
Nonperforming loans ratio (%)

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Consumer loans outstanding	1,529,055	1,599,636	1,580,983	1,491,836	**1,757,679**
Nonperforming loans	74,007	86,660	84,268	97,961	**157,817**
Nonperforming loans ratio (%)	4.84	5.42	5.33	6.57	**9.00**
Credits of bankrupt borrowers	1,694	2,848	1,122	709	**1,729**
Delinquent loans	601	2,105	707	618	**14,063**
Delinquent loans three months or more past the due date	13,858	11,640	13,048	18,582	**31,138**
Restructured loans	57,854	70,067	69,391	78,052	**110,885**

Note: Effective from the first half ended September 30, 2007, some delinquent loans three months or more past the due date have been reclassified as delinquent loans.

Six-Year Summary (Non-Consolidated Basis)

Promise Co., Ltd. Years ended March 31

	Millions of Yen					
	2008	2007	2006	2005	2004	2003
Results of operations:						
Interest on consumer loans	**¥ 249,835**	¥ 276,844	¥ 296,730	¥ 305,471	¥ 314,682	¥ 318,068
Other operating income	**25,386**	23,067	11,230	7,571	7,486	8,488
Total operating income	**275,221**	299,911	307,960	313,042	322,168	326,556
Financial expenses	**15,113**	14,095	14,558	17,432	20,137	21,817
General and administrative expenses	**134,381**	272,559	132,104	101,791	104,041	109,857
Credit losses including provision for uncollectible loans	**81,779**	210,766	95,088	77,689	115,255	89,463
Total operating income	**231,273**	497,420	241,750	196,912	239,433	221,137
Operating profit (loss)	**43,948**	(197,509)	66,210	116,130	82,735	105,419
Income (loss) before income taxes	**29,887**	(386,844)	68,889	114,895	85,124	106,005
Net income (loss)	**6,284**	(374,941)	40,994	68,174	49,319	61,412
Financial position:						
Consumer loans receivable: Principal	**¥1,143,770**	¥1,193,876	¥1,295,316	¥1,326,794	¥1,352,847	¥1,375,693
Allowance for credit losses (current assets)	**221,306**	259,200	101,500	97,400	108,300	87,000
Total current assets	**1,255,049**	1,234,918	1,402,648	1,480,748	1,502,382	1,567,424
Total investments and advances	**73,494**	77,814	119,897	94,304	87,948	94,422
Property and equipment, net	**58,944**	63,491	66,613	68,714	68,567	26,433
Fixed leasehold deposits	**8,334**	9,031	9,191	9,332	9,237	12,201
Total assets	**1,395,821**	1,385,254	1,598,349	1,653,098	1,668,134	1,700,480
Short-term borrowings and current portion of long-term debt	**243,726**	183,777	218,897	235,711	239,555	245,435
Total current liabilities	**331,004**	276,795	291,406	277,307	295,199	289,908
Long-term liabilities	**571,433**	575,439	544,664	586,329	732,077	794,477
Total long-term liabilities	**712,781**	748,143	552,280	601,305	748,924	813,308
Total net assets	**352,036**	360,316	754,663	774,486	624,011	597,264
Other financial data and indicators:						
Credit losses written off	**¥ 100,880**	¥ 105,266	¥ 90,659	¥ 88,589	¥ 93,955	¥ 70,462
Return on equity (ROE) (%)	**1.77**	–67.25	5.36	9.74	8.07	10.67
Return on assets (ROA) (%)	**0.45**	–25.13	2.52	4.10	2.92	3.64
Amount per share (Yen):						
Net income (loss):						
Basic	**¥ 49.55**	¥(2,956.51)	¥ 313.42	¥ 521.02	¥ 406.05	¥ 488.87
Diluted	**—**	—	—	520.87	—	—
Shareholders' equity	**2,775.92**	2,841.19	5,950.17	5,756.77	5,155.72	4,780.81
Payout ratio (%)	**80.73**	—	33.50	20.15	24.62	20.46

Note: Net income (loss), basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share."

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
ASSETS			
Current assets:			
Cash and cash equivalents	**¥ 135,172**	¥ 124,718	**$ 1,349,159**
Time deposits	**50**	50	**499**
Consumer loans receivable:			
Principal	**1,143,770**	1,193,876	**11,416,014**
Accrued interest income	**10,223**	11,243	**102,039**
Less: Allowance for credit losses	**(221,306)**	(259,200)	**(2,208,863)**
	932,687	945,919	**9,309,190**
Prepaid expenses	**780**	1,152	**7,790**
Deferred tax assets	**40,904**	59,523	**408,274**
Other current assets	**145,456**	103,556	**1,451,778**
Total current assets	**1,255,049**	1,234,918	**12,526,690**
Investments and advances:			
Investments in securities	**10,148**	22,774	**101,296**
Investments in and advances to subsidiaries and affiliates	**54,877**	44,864	**547,734**
Long-term prepaid expenses	**454**	564	**4,540**
Other investments and advances	**8,015**	9,612	**79,972**
Total investments and advances	**73,494**	77,814	**733,542**
Property and equipment, net	**58,944**	63,491	**588,328**
Fixed leasehold deposits	**8,334**	9,031	**83,190**
Total assets	**¥1,395,821**	¥1,385,254	**$13,931,750**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100.19 to U.S.$1, the approximate exchange rate at March 31, 2008.

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	**¥ 101,000**	¥ 5,000	**$ 1,008,085**
Current portion of long-term debt	**142,726**	178,777	**1,424,553**
Accounts payable	**3,714**	4,576	**37,071**
Accrued income taxes	**1,567**	104	**15,640**
Accruals for debt guarantees	**13,911**	12,233	**138,846**
Accrued expenses	**6,063**	5,763	**60,523**
Allowance for losses on interest repayments	**60,000**	65,800	**598,862**
Other current liabilities	**2,023**	4,542	**20,189**
Total current liabilities	**331,004**	276,795	**3,303,769**
Long-term liabilities:			
Long-term debt	**571,433**	575,439	**5,703,495**
Accrued severance indemnities	**3,141**	1,205	**31,367**
Allowance for losses on interest repayments	**138,000**	167,600	**1,377,383**
Deferred tax liabilities	**157**	3,846	**1,571**
Other long-term liabilities	**50**	53	**480**
Total long-term liabilities	**712,781**	748,143	**7,114,296**
Commitments			
NET ASSETS			
Shareholders' equity:			
Common stock: Authorized—300,000,000 shares Issued—134,866,665 shares	**80,738**	80,738	**805,846**
Capital surplus	**127,337**	127,337	**1,270,950**
Retained earnings	**201,163**	204,073	**2,007,827**
Less: Treasury stock—8,048,994 shares	**(57,424)**	(57,423)	**(573,155)**
Total shareholders' equity	**351,814**	354,725	**3,511,468**
Revaluation and translation adjustments:			
Net unrealized gain on securities	**229**	5,611	**2,290**
Net deferred hedge losses	**(7)**	(20)	**(73)**
Total revaluation and translation adjustments	**222**	5,591	**2,217**
Total net assets	**352,036**	360,316	**3,513,685**
Total liabilities and net assets	**¥1,395,821**	¥1,385,254	**$13,931,750**

Non-Consolidated Statements of Income (Loss)

Promise Co., Ltd. For the years ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Operating income:			
Interest on consumer loans	¥249,835	¥ 276,844	$2,493,623
Other operating income	25,386	23,067	253,374
Total operating income	275,221	299,911	2,746,997
Operating expenses:			
Financial expenses	15,113	14,095	150,845
General and administrative expenses	134,381	272,559	1,341,254
Credit losses including provision for uncollectible loans	81,779	210,766	816,247
Total operating expenses	231,273	497,420	2,308,346
Operating profit (loss)	43,948	(197,509)	438,651
Other income (expenses):			
Interest and dividend income on investments	1,343	409	13,411
Insurance money received and insurance divided	188	147	1,877
Net gain on sales of investments in securities	55	2,900	550
Interest expense	(893)	—	(8,921)
Fee expense	(526)	—	(5,256)
Provision for uncollectible loans	(1,057)	—	(10,550)
Loss on valuation of investments in securities	(3,448)	(5,599)	(34,420)
Net loss on sales or disposal of property and equipment	(1,017)	(356)	(10,152)
Impairment loss	(1,019)	(43)	(10,176)
Loss on valuation of investments in subsidiaries	(6,967)	(26,881)	(69,546)
Expense for relocation of offices	(52)	(156)	(522)
Reversal of accruals for loss guarantees	—	220	—
Provision for losses on interest repayments	—	(156,050)	—
Loss on liquidation of a subsidiary	—	(4,112)	—
Loss on business restructuring expenses	(864)	—	(8,626)
Other, net	196	186	1,992
Total other income (expenses), net	(14,061)	(189,335)	(140,339)
Income (loss) before income taxes	29,887	(386,844)	298,312
Income taxes:			
Current	813	2,576	8,116
Prior years	4,178	—	41,703
Deferred	18,612	(14,479)	185,764
	23,603	(11,903)	235,583
Net income (loss)	¥ 6,284	¥(374,941)	$ 62,729

	Yen		U.S. Dollars
Amount per share:			
Net income (loss):			
Basic	¥49.55	¥(2,956.51)	$0.49
Diluted	—	—	—
Cash dividends	40.00	105.00	0.39
Weighted average number of shares (Thousands):			
Basic	126,817	126,819	
Diluted	—	—	

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100.19 to U.S.$1, the approximate exchange rate at March 31, 2008.

Millions of Yen

		Shareholders' equity					Revaluation and translation adjustments			
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gain on securities	Net deferred hedge losses	Total revaluation and translation adjustments	Total net assets
Balance at March 31, 2006	134,866,665	¥80,738	¥127,337	¥ 592,397	¥(57,419)	¥ 743,053	¥11,610	¥ —	¥11,610	¥ 754,663
Net loss	—	—	—	(374,941)	—	(374,941)	—	—	—	(374,941)
Cash dividends paid	—	—	—	(13,316)	—	(13,316)	—	—	—	(13,316)
Bonuses to directors and corporate auditors	—	—	—	(67)	—	(67)	—	—	—	(67)
Purchase of treasury stock	—	—	—	—	(4)	(4)	—	—	—	(4)
Sales of treasury stock	—	—	(0)	—	0	0	—	—	—	0
Changes of items other than shareholders' equity	—	—	—	—	—	—	(5,999)	(20)	(6,019)	(6,019)
Balance at March 31, 2007	134,866,665	¥80,738	¥127,337	¥ 204,073	¥(57,423)	¥ 354,725	¥ 5,611	¥(20)	¥ 5,591	¥ 360,316
Net income	**—**	**—**	**—**	**6,284**	**—**	**6,284**	**—**	**—**	**—**	**6,284**
Cash dividends paid	**—**	**—**	**—**	**(9,194)**	**—**	**(9,194)**	**—**	**—**	**—**	**(9,194)**
Bonuses to directors and corporate auditors	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Purchase of treasury stock	**—**	**—**	**—**	**—**	**(2)**	**(2)**	**—**	**—**	**—**	**(2)**
Sales of treasury stock	**—**	**—**	**(0)**	**—**	**1**	**1**	**—**	**—**	**—**	**1**
Changes of items other than shareholders' equity	**—**	**—**	**—**	**—**	**—**	**—**	**(5,382)**	**13**	**(5,369)**	**(5,369)**
Balance at March 31, 2008	**134,866,665**	**¥80,738**	**¥127,337**	**¥ 201,163**	**¥(57,424)**	**¥ 351,814**	**¥ 229**	**¥ (7)**	**¥ 222**	**¥ 352,036**

Thousands of U.S. Dollars

	Shareholders' equity					Revaluation and translation adjustments			
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gain on securities	Net deferred hedge losses	Total revaluation and translation adjustments	Total net assets
Balance at March 31, 2007	$805,846	$1,270,955	$2,036,867	$(573,143)	$3,540,525	$ 55,993	$(194)	$ 55,799	$3,596,324
Net income	**—**	**—**	**62,729**	**—**	**62,729**	**—**	**—**	**—**	**62,729**
Cash dividends paid	**—**	**—**	**(91,769)**	**—**	**(91,769)**	**—**	**—**	**—**	**(91,769)**
Bonuses to directors and corporate auditors	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Purchase of treasury stock	**—**	**—**	**—**	**(22)**	**(22)**	**—**	**—**	**—**	**(22)**
Sales of treasury stock	**—**	**(5)**	**—**	**10**	**5**	**—**	**—**	**—**	**5**
Changes of items other than shareholders' equity	**—**	**—**	**—**	**—**	**—**	**(53,703)**	**121**	**(53,582)**	**(53,582)**
Balance at March 31, 2008	**$805,846**	**$1,270,950**	**$2,007,827**	**$(573,155)**	**$3,511,468**	**$ 2,290**	**$ (73)**	**$ 2,217**	**$3,513,685**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100.19 to U.S.$1, the approximate exchange rate at March 31, 2008.

Consumer Loans Outstanding


(¥ billion)
1,500
1,000
500
0
04
05
06
07
08
Secured loans
Unsecured loans

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Consumer loans outstanding	1,352,847	1,326,794	1,295,316	1,193,876	**1,143,770**
Year-on-year growth (%)	*−1.7*	*−1.9*	*−2.4*	*−7.8*	***−4.2***
Unsecured loans	1,347,657	1,322,701	1,291,953	1,191,129	**1,141,775**
Year-on-year growth (%)	*−1.6*	*−1.9*	*−2.3*	*−7.8*	***−4.1***
Secured loans	5,189	4,093	3,362	2,747	**1,995**
Year-on-year growth (%)	*−15.2*	*−21.1*	*−17.8*	*−18.3*	***−27.4***

Unsecured Loans Outstanding, by Amount of Account


(¥ billion)
1,500
1,000
500
0
9.1%
35.5%
24.6%
30.8%
9.6%
37.2%
21.8%
31.4%
04
08
¥300,000 or less
More than ¥300,000 to ¥500,000
More than ¥500,000 to ¥1,000,000
More than ¥1,000,000 to ¥3,000,000

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding	1,347,657	1,322,701	1,291,953	1,191,129	**1,141,775**
¥300,000 or less	122,504	122,064	115,748	106,349	**109,258**
More than ¥300,000 to ¥500,000	478,650	469,042	463,785	426,021	**424,914**
More than ¥500,000 to ¥1,000,000	331,288	311,648	296,354	270,514	**249,333**
More than ¥1,000,000 to ¥3,000,000	415,213	419,945	416,064	388,243	**358,268**

Unsecured Loans Outstanding, by Interest Rate


(¥ billion)
1,500
1,000
500
0
2.4%
52.3%
4.3%
38.3%
1.4%
0.1%
1.2%
2.1%
42.0%
6.6%
28.7%
6.2%
14.4%
0.0%
04
08
27.000%–29.200%
25.550%
20.500%–25.000%
18.300%–20.000%
15.500%–18.000%
Less than 15.000%
Loan balance-linked rates

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding	1,347,657	1,322,701	1,291,953	1,191,129	**1,141,775**
Flat rates					
27.000%–29.200%	32,649	25,738	20,179	293	**23,731**
25.550%	704,373	670,684	634,922	566,956	**479,251**
25.000%	55,191	55,584	53,017	43,346	**29,617**
24.500%	73,465	80,645	84,489	76,172	**52,227**
23.900%	80,390	85,249	87,386	84,382	**60,114**
23.500%	36,725	36,893	38,936	33,882	**22,738**
22.995%	158,026	146,849	133,582	112,572	**81,953**
20.500%–22.500%	111,594	116,288	121,017	116,651	**80,982**
18.300%–20.000%	58,099	62,349	69,706	84,895	**70,765**
15.500%–18.000%	19,274	23,053	27,452	39,648	**164,494**
Less than 15.000%	1,754	6,440	10,843	26,869	**75,606**
Loan balance-linked rates					
23.200%–29.200%	5,268	4,295	3,432	50	**25**
23.725%–25.550%	5,633	4,503	3,651	2,806	**50**
22.675%–25.550%	4,707	3,761	3,050	2,391	**47**
Other	502	363	283	211	**168**

Notes: 1. Loan balance-linked rates are applied to unsecured loans according to the amount of the loans outstanding.
2. Interest rates applicable to new accounts are reduced to 7.900%–17.800% from December 19, 2007.

Unsecured Loans Outstanding, by Area

(As of March 31, 2008)



4.0%
9.0%
39.0%
13.4%
18.2%
7.5%
8.9%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding	1,347,657	1,322,701	1,291,953	1,191,129	**1,141,775**
Hokkaido	57,156	56,422	54,438	49,367	**45,826**
Tohoku	141,064	138,103	124,112	113,530	**103,124**
Kanto	473,993	471,115	478,733	445,057	**445,193**
Chubu	196,658	193,647	181,614	168,254	**152,709**
Kinki	233,509	225,434	235,953	217,316	**207,290**
Chugoku, Shikoku	99,940	97,810	90,812	83,400	**85,731**
Kyushu	145,334	140,167	126,288	114,201	**101,899**

Secured Loans Outstanding, by Area

(As of March 31, 2008)



4.9%
3.6%
6.3%
17.1%
7.3%
50.6%
10.2%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Secured loans outstanding	5,189	4,093	3,362	2,747	**1,995**
Hokkaido	167	124	96	78	**71**
Tohoku	572	448	240	178	**125**
Kanto	591	494	510	444	**341**
Chubu	423	335	232	189	**145**
Kinki	2,270	1,796	1,674	1,384	**1,009**
Chugoku, Shikoku	762	607	395	308	**204**
Kyushu	402	285	213	163	**97**

Number of Customers



(Thousands)
3,000
2,000
1,000
0
04
05
06
07
08
Secured loans
Unsecured loans

(Thousands)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of customers	2,441	2,383	2,309	2,124	**2,115**
Year-on-year growth (%)	*–3.8*	*–2.4*	*–3.1*	*–8.0*	***–0.4***
Unsecured loans	2,439	2,381	2,307	2,123	**2,114**
Secured loans	1	1	1	1	**0**

Number of Unsecured Loan Customers, by Gender

(As of March 31, 2008)



All customers
28.1%
29.3%
70.7%
New customers
Male
Female

(Thousands)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
All customers	2,439	2,381	2,307	2,123	**2,114**
Male	1,763	1,725	1,670	1,538	**1,521**
Female	675	656	636	585	**593**
New customers	300	317	321	250	**164**
Male	220	231	230	176	**116**
Female	79	86	90	73	**48**

Number of Unsecured Loan Customers, by Age

(As of March 31, 2008)


3.4%
All customers
12.5%
16.8%
13.0%
19.7%
17.3%
40.8%
25.5%
28.8%
22.2%
New customers
Age 20–29
Age 30–39
Age 40–49
Age 50–59
Age 60 or older

(Thousands)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
All customers	2,439	2,381	2,307	2,123	**2,114**
Age 20–29	529	494	462	401	**356**
Age 30–39	688	683	665	617	**608**
Age 40–49	497	491	480	447	**468**
Age 50–59	467	457	450	416	**417**
Age 60 or older	256	255	248	240	**264**
New customers	300	317	321	250	**164**
Age 20–29	134	137	135	106	**66**
Age 30–39	73	80	80	62	**41**
Age 40–49	46	51	53	41	**28**
Age 50–59	35	36	39	30	**21**
Age 60 or older	10	10	12	8	**5**

Number of Unsecured Loan New Customers, by Annual Income

(As of March 31, 2008)


6.9%
5.1%
15.0%
7.8%
15.7%
24.0%
25.5%
Less than ¥2 million
¥2 million to less than ¥3 million
¥3 million to less than ¥4 million
¥4 million to less than ¥5 million
¥5 million to less than ¥6 million
¥6 million to less than ¥7 million
¥7 million or more

(Thousands)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
New customers	300	317	321	250	**164**
Less than ¥2 million	45	49	50	38	**24**
¥2 million to less than ¥3 million	71	75	76	60	**39**
¥3 million to less than ¥4 million	76	79	81	63	**41**
¥4 million to less than ¥5 million	47	49	49	38	**25**
¥5 million to less than ¥6 million	24	25	25	19	**12**
¥6 million to less than ¥7 million	16	16	16	12	**8**
¥7 million or more	20	21	21	17	**11**

Customers with annual incomes of up to ¥7 million accounted for slightly more than 90% of all new customers. Of the 44.8 million private-sector wage earners in Japan, approximately 38.3 million fall into this income range (National Tax Agency data, 2006), indicating substantial latent demand.

Unsecured Loans Outstanding per Customer


(¥ thousand)
600
400
200
0
04
05
06
07
08

(¥ thousand)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding per customer	552	555	559	560	**539**

Note: Unsecured loans outstanding per customer = unsecured loans outstanding (year-end) ÷ the number of customers (year-end)

Number of Unsecured Loan Branches


2,000
1,500
1,000
500
0
04
05
06
07
08
Unstaffed branches
Staffed branches

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of unsecured loan branches	1,478	1,461	1,474	1,470	**1,367**
Staffed branches	430	418	415	413	**306**
Unstaffed branches	1,048	1,043	1,059	1,057	**1,061**
Number of automated contract machines	1,440	1,444	1,466	1,463	**1,371**
Number of loan processing machines	123	452	1,013	983	**365**

Note: A loan processing machine is a terminal that receives new loan applications, does a tentative credit evaluation, and issues loan cards. Commencing in the fiscal year ended March 31, 2004, these terminals are located in commercial areas in major cities and at roadside locations.

Number of Unsecured Loan Branches, by Area

(As of March 31, 2008)


4.7%
9.4%
29.5%
17.0%
17.0%
9.1%
13.3%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of unsecured loan branches	1,478	1,461	1,474	1,470	**1,367**
Hokkaido	69	69	72	71	**64**
Tohoku	141	140	141	141	**128**
Kanto	445	440	443	440	**403**
Chubu	247	242	245	245	**232**
Kinki	251	250	252	252	**233**
Chugoku, Shikoku	136	130	130	128	**125**
Kyushu	189	190	191	193	**182**

Unsecured Loans Outstanding per Branch


(¥ million)
1,000
750
500
250
0
04
05
06
07
08

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Unsecured loans outstanding per branch	911	905	876	810	**835**

Note: Unsecured loans outstanding per branch = unsecured loans outstanding (year-end) ÷ the number of unsecured loan branches (year-end)

Number of Channels


120,000
90,000
60,000
30,000
0
04
05
06
07
08
Promise ATMs
Tie-up CDs and ATMs
Commercial finance institutions
Sales finance (shinpan) companies
Distributor-affiliated credit card companies
Other

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of channels	98,554	106,580	110,456	112,372	**116,620**
Promise ATMs	1,725	1,714	1,694	1,682	**1,569**
Tie-up CDs and ATMs	96,829	104,866	108,762	110,690	**115,051**
Commercial finance institutions	91,414	100,369	104,688	107,663	**112,797**
Sales finance (*shinpan*) companies	1,437	1,095	797	509	**259**
Distributor-affiliated credit card companies	3,341	3,116	2,961	2,202	**994**
Other	637	286	316	316	**1,001**
Intermediaries: Convenience stores*	14,614	15,123	15,661	15,397	**15,732**

* Started tie-ups with FamilyMart Co., Ltd. in September 1998; with LAWSON, INC. in August 2001; and with Three F Co., Ltd. in March 2002. In February 2007, we closed tie-ups with Three F.

Per Employee Data


(¥ thousand)
24,000
12,000
0
−120,000
04
05
06
07
08
Net income per employee

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of employees	3,323	3,463	3,582	3,544	**3,339**
Male	1,778	1,773	1,824	1,789	**1,862**
Female	1,545	1,690	1,758	1,755	**1,477**
Loans outstanding per employee (¥ million)	407	383	361	336	**341**
Net income (loss) per employee (¥ thousand)	14,841	19,686	11,444	(105,795)	**1,882**

Notes: 1. Part-time, temporary, and seconded employees are not included in the above figures.
2. Loans outstanding per employee = consumer loans outstanding (year-end) ÷ number of employees (year-end)
3. Net income (loss) per employee = non-consolidated net income ÷ number of employees (year-end)

At March 31, 2008, the average age of employees was 34.8 years (37.8 for males and 31.3 for females), while the average period of continuous service was 10.1 years (13.1 for males and 6.6 for females).

Actual Average Yield of Unsecured Loans


(%)
30
20
10
0
04
05
06
07
08

(%)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Actual average yield of unsecured loans	22.87	22.71	22.54	21.86	**21.10**

Loan Losses



(¥ billion)
150
100
50
0
(%)
12
8
4
0
04
05
06
07
08
Loan losses
Loan loss ratio (%)

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Consumer loans outstanding	1,352,847	1,326,794	1,295,316	1,193,876	**1,143,770**
Loan losses	93,955	88,589	90,659	105,266	**116,466**
Unsecured loans	93,585	88,210	90,462	105,027	**116,306**
Secured loans	369	379	196	239	**159**
Loan loss ratio (%)	6.95	6.68	7.00	8.82	**10.18**
Credit losses	115,255	77,689	92,809	205,172	**74,538**
Provision for uncollectible loans	108,017	77,689	92,809	199,128	**74,538**
Additional expense for loan losses	7,237	—	—	6,043	**—**
Collection of written-off loans	4,522	4,226	4,495	4,452	**4,336**

Note: Commencing in the fiscal year ended March 31, 2006, expenses for adjusted installment payments and claims for indemnities are being included in credit losses on the income statement. However, in the above figures these expenses have been removed.

Nonperforming Loans



(¥ billion)
100
75
50
25
0
(%)
12
9
6
3
0
04
05
06
07
08
Credits of bankrupt borrowers
Delinquent loans
Delinquent loans three months or more past the due date
Restructured loans
Nonperforming loans ratio (%)

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Consumer loans outstanding	1,352,847	1,326,794	1,295,316	1,193,876	**1,143,770**
Nonperforming loans	59,681	67,487	72,496	81,789	**102,292**
Nonperforming loans ratio (%)	4.41	5.09	5.60	6.85	**8.94**
Credits of bankrupt borrowers	1,135	931	695	492	**465**
Delinquent loans	160	96	90	76	**4,790**
Delinquent loans three months or more past the due date	11,132	9,561	10,964	14,292	**18,673**
Restructured loans	47,254	56,896	60,745	66,927	**78,363**

Guaranteed Loans Outstanding



(¥ billion)
400
300
200
100
0
04
05
06
07
08

(¥ million)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Guaranteed loans outstanding	2,779	4,818	163,599	281,385	**387,399**
Guaranteed loans to consolidated subsidiary	—	—	86,056	123,180	**126,956**

Note: In the fiscal year ended March 31, 2006, Promise's guaranteed loans outstanding rose substantially due to its new joint consumer finance business with Sumitomo Mitsui Banking Corporation and At-Loan Co., Ltd.

Type	Date Issued	Face Amount (¥ million)	Maturity Date	Coupon Rate (%)	Rating	Purpose
Straight bonds	Nov. 10, 1999	10,000	Nov. 10, 2009	2.95	A (R&I)	Consumer loans funding
Straight bonds	Feb. 15, 2000	15,000	Feb. 15, 2010	2.56	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	May 31, 2000	10,000	Jun. 1, 2012	2.90	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Sep. 26, 2001	10,000	Sep. 26, 2008	1.63	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 24, 2002	10,000	Jun. 24, 2009	2.05	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jul. 31, 2002	10,000	Jul. 30, 2010	2.29	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 4, 2003	15,000	Jun. 4, 2013	1.37	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 21, 2004	10,000	Apr. 21, 2014	2.10	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 20, 2005	10,000	Apr. 20, 2010	0.79	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Nov. 28, 2005	10,000	Nov. 28, 2011	1.38	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Dec. 19, 2006	10,000	Dec. 17, 2010	1.70	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Dec. 19, 2006	10,000	Dec. 19, 2011	1.93	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Feb. 16, 2007	20,000	Feb. 15, 2013	2.05	A2 (Moody's) A (JCR) A (R&I)	Consumer loans funding
Straight bonds	Mar. 23, 2007	20,000	Mar. 20, 2014	2.06	A2 (Moody's) A (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 19, 2007	20,000	Apr. 19, 2011	1.63	A2 (Moody's) A (JCR) A (R&I)	Consumer loans funding
U.S. dollar Straight bonds	Jun. 13, 2007	0.5 billion U.S. dollar	Jun. 13, 2012	5.95		Consumer loans funding
Straight bonds	Oct. 11, 2007	20,000	Oct. 11, 2013	2.74	A2 (Moody's) A (JCR) A (R&I)	Consumer loans funding

Note: Ratings are those published by JCR (Japan Credit Rating Agency, Ltd.), R&I (Rating and Investment Information, Inc.) and Moody's Japan K.K. and are as of the respective date issued.

Ratings of Promise (As of August 2008)

	Long-Term Bond	Short-Term Bond
Japan Credit Rating Agency, Ltd.	A–	J-1
Rating and Investment Information, Inc.	A	a-1
Moody's Japan K.K.	A3	—
STANDARD & POOR'S	BBB+	A-2

New Consumer Credit, by Type of Lender

(¥100 million / %)

	2002/12	YOY	2003/12	YOY	2004/12	YOY	2005/12	YOY	**2006/12**	**YOY**
Consumer credit	728,225	−1.7	730,147	0.3	741,417	1.5	765,056	3.2	**755,510**	**−1.2**
Sales on credit	363,459	2.4	379,301	4.4	401,945	6.0	430,347	7.1	**449,856**	**4.5**
Consumer finance	364,766	−5.5	350,846	−3.8	339,472	−3.2	334,709	−1.4	**305,654**	**−8.7**
Consumer loans	244,656	−0.8	238,164	−2.7	237,650	−0.2	245,263	3.2	**218,863**	**−10.8**
Commercial finance institutions	40,448	1.5	39,461	−2.4	33,005	−16.4	40,458	22.6	**26,364**	**−34.8**
Consumer finance companies (including Promise)	101,917	−4.1	97,507	−4.3	102,845	5.5	104,194	1.3	**92,703**	**−11.0**
Sales finance (*Shinpan*) companies	43,353	2.1	43,437	0.2	43,209	−0.5	36,682	−15.1	**35,888**	**−2.2**
Bank-affiliated credit card companies	32,087	−1.1	30,330	−5.5	30,022	−1.0	33,696	12.2	**31,822**	**−5.6**
Distributor-affiliated credit card companies	17,025	7.6	17,737	4.2	19,231	8.4	20,553	6.9	**22,553**	**9.7**
Others	9,826	0.2	9,692	−1.4	9,338	−3.7	9,680	3.7	**9,533**	**−1.5**

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2008*

Consumer Credit Outstanding, by Type of Lender

(¥100 million / %)

	2002/12	YOY	2003/12	YOY	2004/12	YOY	2005/12	YOY	**2006/12**	**YOY**
Consumer credit	607,750	−4.4	595,118	−2.1	582,415	−2.1	559,394	−4.0	**536,812**	**−4.0**
Sales on credit	148,353	−3.5	148,316	0.0	147,711	−0.4	150,394	1.8	**148,964**	**−1.0**
Consumer finance	459,397	−4.7	446,802	−2.7	434,704	−2.7	409,000	−5.9	**387,848**	**−5.2**
Consumer loans	352,849	−1.6	346,492	−1.8	344,999	−0.4	330,471	−4.2	**315,477**	**−4.5**
Commercial finance institutions	185,566	−7.1	178,987	−3.5	176,795	−1.2	166,273	−6.0	**159,984**	**−3.8**
Consumer finance companies (including Promise)	102,357	5.6	101,755	−0.6	101,571	−0.2	98,862	−2.7	**92,107**	**−6.8**
Sales finance (*Shinpan*) companies	40,140	4.7	40,291	0.4	39,696	−1.5	36,760	−7.4	**35,002**	**−4.8**
Bank-affiliated credit card companies	9,434	3.6	9,531	1.0	9,964	4.5	10,390	4.3	**9,445**	**−9.1**
Distributor-affiliated credit card companies	9,860	7.2	10,174	3.2	11,283	10.9	12,378	9.7	**13,011**	**5.1**
Others	5,492	6.6	5,754	4.8	5,690	−1.1	5,808	2.1	**5,928**	**2.1**

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2008*

New Consumer Credit, by Type of Lender


(¥ trillion)
40
30
20
10
0
02
03
04
05
06
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (Shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Consumer Credit Outstanding, by Type of Lender


(¥ trillion)
40
30
20
10
0
02
03
04
05
06
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (Shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Consumer Loans Outstanding of Five Leading Consumer Finance Companies



(¥ trillion)
8
6
4
2
0
5.2
5.8
6.5
6.8
6.9
7.0
7.1
6.7
6.0
00/3 01/3 02/3 03/3 04/3 05/3 06/3 07/3 08/3
Guaranteed loans outstanding for banks
Consumer loans outstanding of joint ventures
Consumer loans outstanding

Notes: 1. Consumer loans outstanding (for loan business) at year-end.
2. Joint ventures are MOBIT, At-Loan, and DC Cash One.

Source: Companies' financial results

Consumer Finance Industry Oligopoly
(As of March 2007)



90.7%
(¥9.8 trillion)
Total consumer loans outstanding: (¥10.9 trillion)
60.2%
(¥6.5 trillion)
25 major consumer finance companies:
Companies more than ¥50 billion in consumer loans outstanding
Aiful, Acom, Promise, and Takefuji

Sources: Financial Services Agency and companies' financial results

Number of Registered Moneylenders and Reduction in Maximum Interest Rate under Capital Subscription Law



(Thousand companies)
Over 220
November 1983:
Enactment of regulatory law.
Under Capital Subscription Law, maximum interest rate lowered to 73.0%, from 109.5%
November 1986:
Maximum interest rate lowered to 54.75%
November 1991:
Maximum interest rate lowered to 40.004%
June 2000:
Maximum interest rate lowered to 29.2%
46 48 46 37 38 37 36 37 36 35 34 33 32 32 30 30 29 28 26 24 18 14 12 9
83/10 85/3 86/3 87/3 88/3 89/3 90/3 91/3 92/3 93/3 94/3 95/3 96/3 97/3 98/3 99/3 00/3 01/3 02/3 03/3 04/3 05/3 06/3 07/3 08/3

Source: Financial Services Agency

Number of Salary Earners, by Annual Income

(Thousands / %)

	2002/12	%	2003/12	%	2004/12	%	2005/12	%	**2006/12**	**%**
¥2 million or less	8,530	*19.1*	9,021	*20.2*	9,632	*21.6*	9,812	*21.8*	**10,228**	***22.8***
More than ¥2 million to ¥3 million	7,063	*15.8*	7,047	*15.8*	7,031	*15.8*	7,104	*15.8*	**7,180**	***16.0***
More than ¥3 million to ¥4 million	7,996	*17.9*	7,830	*17.5*	7,569	*17.0*	7,715	*17.2*	**7,562**	***16.9***
More than ¥4 million to ¥5 million	6,495	*14.5*	6,470	*14.5*	6,418	*14.4*	6,389	*14.2*	**6,250**	***13.9***
More than ¥5 million to ¥6 million	4,724	*10.6*	4,591	*10.3*	4,479	*10.1*	4,520	*10.1*	**4,313**	***9.6***
More than ¥6 million to ¥7 million	3,090	*6.9*	2,963	*6.6*	2,863	*6.4*	2,875	*6.4*	**2,859**	***6.4***
More than ¥7 million	6,828	*15.3*	6,741	*15.1*	6,539	*14.7*	6,521	*14.5*	**6,454**	***14.4***
Total	44,724	*100.0*	44,661	*100.0*	44,530	*100.0*	44,936	*100.0*	**44,845**	***100.0***

Note: "%" figures refer to percentage distribution.
Source: National Tax Agency

Applications for Personal Bankruptcy (Nationwide)

(%)

	2004/3	YOY	2005/3	YOY	2006/3	YOY	2007/3	YOY	**2008/3**	**YOY**
April	22,126	23.6	19,723	-10.9	16,522	-16.2	14,302	-13.4	**12,737**	**-10.9**
May	21,310	20.1	15,800	-25.9	14,126	-10.6	13,295	-5.9	**12,404**	**-6.7**
June	21,789	26.1	18,675	-14.3	17,193	-7.9	15,087	-12.2	**13,354**	**-11.5**
July	22,991	12.3	17,840	-22.4	15,614	-12.5	13,494	-13.6	**12,598**	**-6.6**
August	18,162	7.5	16,206	-10.8	15,523	-4.2	13,600	-12.4	**12,059**	**-11.3**
September	19,589	11.4	16,517	-15.7	15,250	-7.7	13,486	-11.6	**10,862**	**-19.5**
October	20,851	1.2	16,555	-20.6	15,141	-8.5	14,041	-7.3	**13,194**	**-6.0**
November	17,207	-11.5	16,522	-4.0	15,291	-7.5	13,053	-14.6	**12,284**	**-5.9**
December	21,682	-1.0	19,820	-8.6	16,361	-17.5	14,720	-10.0	**13,219**	**-10.2**
January	14,000	-8.5	10,856	-22.5	10,479	-3.5	9,381	-10.5	**8,211**	**-12.5**
February	17,926	-8.1	14,415	-19.6	14,359	-0.4	12,432	-13.4	**11,184**	**-10.0**
March	21,818	-0.2	18,002	-17.5	16,001	-11.1	13,728	-14.2	**11,841**	**-13.7**
Total	239,451	5.7	200,931	-16.1	181,860	-9.5	160,619	-11.7	**143,947**	**-10.4**

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: The Supreme Court

Applications by Individuals for Civil Rehabilitation (Nationwide)

(%)

	2004/3	YOY	2005/3	YOY	2006/3	YOY	2007/3	YOY	**2008/3**	**YOY**
April	1,912	80.5	2,363	23.6	2,235	-5.4	2,060	-7.8	**2,348**	**14.0**
May	1,952	88.6	1,932	-1.0	1,959	1.4	2,029	3.6	**2,327**	**14.7**
June	2,132	106.2	2,453	15.1	2,375	-3.2	2,370	-0.2	**2,524**	**6.5**
July	2,258	89.7	2,299	1.8	2,240	-2.6	2,114	-5.6	**2,434**	**15.1**
August	1,927	76.6	2,093	8.6	2,183	4.3	2,140	-2.0	**2,303**	**7.6**
September	2,072	73.0	2,081	0.4	2,111	1.4	2,127	0.8	**2,147**	**0.9**
October	2,343	63.6	2,154	-8.1	2,160	0.3	2,264	4.8	**2,374**	**4.9**
November	2,021	37.3	2,252	11.4	2,180	-3.2	2,256	3.5	**2,437**	**8.0**
December	2,568	55.7	2,589	0.8	2,533	-2.2	2,783	9.9	**2,535**	**-8.9**
January	1,583	32.8	1,524	-3.7	1,503	-1.4	1,586	5.5	**1,587**	**0.1**
February	2,099	43.8	2,066	-1.6	2,095	1.4	2,220	6.0	**2,202**	**-0.8**
March	2,449	38.0	2,482	1.3	2,372	-4.4	2,441	2.9	**2,214**	**-9.3**
Total	25,316	62.4	26,288	3.8	25,946	-1.3	26,390	1.7	**27,432**	**3.9**

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: The Supreme Court

Overview of the Four Personal Credit Information Bureaus

	Consumer finance sector	Sales finance sector	Bank sector	Independent sector
	Zenjoren Federation of Credit Bureaus of Japan	**CIC**	**Zenginkyo (KSC)** Personal Credit Information Center of Japanese Bankers Association	**CCB**
Date of establishment	September 1976	September 1984	October 1988	August 1979
System	Membership system	Membership system	Membership system	Membership system
Registered members	1,544 companies 3,741 offices (as of Mar. 2008)	709 companies (as of Mar. 20, 2008)	1,425 companies (as of Mar. 2008)	562 companies
Amount of data recorded	23.51 million people (after entry in database) (as of Mar. 2008)	487.78 million transactions (total) (as of Mar. 20, 2008)	128.57 million transactions (total) (as of Mar. 2008)	291.77 million transactions (total)
Number of reference	83.83 million (Fiscal 2007)	147.62 million (Fiscal 2007: basic service (online credit inquiries, credit batch inquiries))	About 13.92 million (Fiscal 2007)	4.63 million (for May 2008)
Scope of data recorded	All transactions must be recorded	All transactions must be recorded	All transactions must be recorded	All transactions must be recorded
Frequency of data recording	At the time of transaction	Recorded on each member company's month-end closing date (minimum of once per month)	Recorded at least once per month	Recorded on each member company's month-end closing date (minimum of once per month)
Hours of credit inquiries	9:00–21:00	8:00–22:00	Weekdays: 8:00–22:00 Week-ends and holidays: 8:00–16:00	8:00–26:00 Wed., Sun., End of month: 8:00–21:00

Sources: *Consumer Credit Monthly* (September 2007 editions); Web sites of each bureau

Number of Individuals Registered at Zenjoren



25
20
15
10
5
0
11.3
12.2
12.8
12.7
13.6
14.6
15.6
16.4
17.4
19.3
20.8
22.2
23.3
23.5
95/3 96/3 97/3 98/3 99/3 00/3 01/3 02/3 03/3 04/3 05/3 06/3 07/3 08/3

Source: Zenjoren (Federation of Credit Bureaus of Japan)

Conceptual Diagram of Information Bureaus



Banks, Credit Unions, etc.
Zenginkyo
Personal Credit Information Center of Japanese Bankers Association
CRIN
Credit Information Network
Mutual exchange of arrears information
CIC
Sales finance companies, credit card companies, etc.
Zenjoren
Star Net System (STARS)
STARS-TERA Exchange System
Mutual exchange of information regarding with outstanding balances
Tera Net
Consumer finance companies, etc.
Non-bank member companies

Corporate Data

Head Office:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan Tel: +81-3-3287-1515 URL: http://cyber.promise.co.jp/
Date of Establishment:	March 20, 1962
Fiscal Year:	April 1 to March 31
Paid-in Capital:	¥80,738 million
Number of Employees:	3,339
Auditor:	Toyo Horwath
Listing:	First Section of Tokyo Stock Exchange

Shareholder and Investor Information

Common Stock	Authorized: 300,000,000 shares Issued: 134,866,665 shares
Number of Shareholders	10,674
Administrator of Shareholders' Register	The Sumitomo Trust and Banking Company, Limited 4-5-33, Kitahama, Chuo-ku, Osaka 541-0041, Japan

Principal Shareholders

(Thousands / %)

Name	Shareholdings	Percent of Total Shares Issued
Sumitomo Mitsui Banking Corporation	27,926	20.71
Ryoichi Jinnai	10,000	7.41
Yumiko Jinnai	8,644	6.41
MOXLEY AND COMPANY	6,981	5.18
NORTHERN TRUST CO. (AVFC) SUB A/C AMERICAN CLIENTS	5,795	4.30
Hero and Company	4,144	3.07
The Sumitomo Trust and Banking Company, Limited	4,000	2.97
NATS CUMCO	3,070	2.28
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,025	2.24
Nippon Life Insurance Company	2,650	1.96
Total	76,237	56.53

Notes: 1. Promise holds 8,048 thousand shares of treasury stock. However, it is not included in the above list of principal shareholders.
2. The shares held by The Sumitomo Trust and Banking Company, Limited, include 3,600 thousand shares that have been entrusted to Japan Trustee Services Bank, Ltd., in connection with an employee retirement benefit trust.
3. On May 9, 2007, in accordance with "Disclosure of large shareholdings" requirement under the Securities and Exchange Law (currently, Financial Products and Exchange Law), Promise received notification from Brandes Investment Partners, L.P. that it held a total of 9,081 thousand shares in Promise as of April 30, 2007. However, since this company was not listed in the registry of shareholders, Promise is unable to ascertain the number of shares held by this company. As a result, it is not included in the above list of principal shareholders.
4. On August 22, 2007, in accordance with "Disclosure of large shareholdings" requirement under the Securities and Exchange Law (currently, Financial Products and Exchange Law), Promise received notification from Templeton Investment Counsel, LLC, Franklin Templeton Investment Management Limited and Franklin Templeton Investments Corp. that they held a total of 8,993 thousand shares (3,364 thousand shares, 2,799 thousand shares and 2,829 thousand shares respectively) in Promise as of August 15, 2007. However, since these companies were not listed in the registry of shareholders, Promise is unable to ascertain the number of shares held by these companies. As a result, it is not included in the above list of principal shareholders.
5. On March 5, 2008, in accordance with "Disclosure of large shareholdings" requirement under the Financial Instruments and Exchange Law, Promise received notification from Tradewinds Global Investors, LLC that it held a total of 7,527 thousand shares in Promise as of February 29, 2008. However, since this company was not listed in the registry of shareholders, Promise is unable to ascertain the number of shares held by this company. As a result, it is not included in the above list of principal shareholders.
6. The figures in Number of Shareholders have been round off to thousands of shares.

Composition of Shareholders

(Thousands)

	2004/3	2005/3	2006/3	2007/3	**2008/3**
Number of shares outstanding at year-end	125,966	134,866	134,866	134,866	**134,866**
Commercial finance institutions	36,936	58,047	53,187	45,712	**45,361**
Percentage of total (%)	*29.3*	*43.1*	*39.4*	*33.9*	***33.6***
Other companies	6,347	5,391	5,085	5,008	**3,759**
Percentage of total (%)	*5.0*	*4.0*	*3.8*	*3.7*	***2.8***
Non-Japanese companies	45,071	45,888	45,144	52,930	**54,666**
Percentage of total (%)	*35.8*	*34.0*	*33.5*	*39.3*	***40.5***
Individuals and others	32,663	25,185	23,401	23,165	**23,030**
Percentage of total (%)	*26.0*	*18.7*	*17.3*	*17.1*	***17.1***
Treasury stock	4,948	354	8,047	8,048	**8,048**
Percentage of total (%)	*3.9*	*0.2*	*6.0*	*6.0*	***6.0***
Number of shareholders	6,210	5,710	7,139	10,474	**10,674**

PROMISE CO., LTD.

Corporate Communications Department
1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan
Tel: +81-3-3213-2545
URL: http://cyber.promise.co.jp/
E-mail: ir@promise.co.jp

PROMISE

END

Printed in Japan